SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2004

AIR FRANCE

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Roissy, 18 May 2004

FISCAL YEAR 2003-04

FISCAL YEAR (APRIL 2003-MARCH 2004): RESULTS IN LINE WITH FORECAST

Significant improvement in results in the fourth quarter thanks to the decrease in costs

Over the full year:

–	Turnover down 2.8% to €12.3 billion, including negative currency effects of around 4%

–	Operating income before aircraft disposals down 18.5% to €132 million

–	Consolidated pre-tax income: €100 million (down 9.9%)

–	Dividend of 5 cents per share

The Air France Board of Directors met on 17 May 2004 under the chairmanship of Jean-Cyril Spinetta, to finalize the accounts of the 2003-04 fiscal year.

During the meeting, the Chairman made the following comments: “The 2003-04 fiscal year was again overshadowed by a difficult economic climate compounded by the SARS crisis in Asia at the start of the year and severe air traffic control disruption. Although the strength of the euro had a negative impact on revenue, it nevertheless contributed to offsetting the rise in fuel prices. In line with our earlier announcement, we closed the year with a net profit of €93 million thanks to the 3-year cost-savings plan and the contingency measures implemented throughout the year. The main feature of this fiscal year has been the preparation and completion of our merger with KLM. The Public Offer of Exchange was an outright success and we are now poised to leverage our position as Europe’s leading airline group by improving profitability in each airline and delivering the identified synergies. By tendering their shares, KLM shareholders have shown that they believe in our project and have confidence in us. We therefore wish to give all our shareholders a dividend of 5 euro cents a share, excluding tax credit.”

Fourth quarter 2003-04

❑	Passenger activity

Traffic measured in revenue passenger-km (RPK) grew by 4.7% for a 5.8% increase in capacity measured in available seat-km (ASK), reflecting an upturn in activity compared with the year-earlier period. The load factor stood at 73.8% (down 0.7 points).

	Fourth Quarter
Consolidated figures	31/03/2004	31/03/2003	Change
Scheduled passenger turnover (€m)	2,292	2,284	+0.4%
Revenue per ASK (euro cents)	6.73	7.11	-5.3%
Revenue per RPK (euro cents)	9.13	9.54	-4.3%

Revenue per available seat-km (RASK) was down by 2.3% after factoring out unfavorable currency effect (3.2%) and favorable network mix (0.1%) effect. Yield (RRPK) dropped 1.2%, adjusted for the same effects.

During this quarter, long-haul turnover was penalized by adverse currency effects and an 8.1% fall in traffic on the Caribbean-Indian Ocean network, as a result of a more difficult competitive environment.

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 -dobarbarin@airfrance.fr - website: www.airfrance finance.com

There was further pressure on medium-haul yield, justifying the restructuring measures implemented from 1st April 2004.

January-March 2004	Capacity (ASK)	Traffic (RPK)	Scheduled passenger turnover
Long-haul	+5.4%	+4.7%	-2.2%
International medium-haul	+8.7%	+9.0%	+4.0%
Domestic medium-haul	+3.7%	-0.3%	+2.4%

Total	+5.8%	+4.7%	+0.4%

❑	Cargo activity

	Fourth Quarter to
Consolidated figures	31/03/2004	31/03/2003	Change
Scheduled cargo turnover (€m)	308	315	-2.2%
Revenue per ATK (euro cents)	14.87	16.34	-9.0%
Revenue per RTK (euro cents)	23.21	24.48	-5.5%

Cargo activity continued to suffer from the sluggish European economic climate. Traffic measured in revenue tonne-km (RTK) grew by 3.6% for a 7.7% increase in capacity, and the load factor declined 2.5 points to 64.1%. Unit revenue (RATK) declined by 9.0%, including a 4.9% negative currency effect.

❑	Results

Following the application of international accounting standards (IAS16-SIC23) as of 31 March 2003 comparisons are made on the basis of 2003 pro-forma accounts.

4Q/€m	31 March 2004	31 March 2003 pro forma	Change	31 March 2003 published
Turnover	3,012	3,000	+0.4%	3,000
Operating income before aircraft disposals	(16)	(141)	-88.7%	(133)
Operating income	(10)	(131)	-92.4%	(123)
Financial result	(30)	(37)	-18.9%	(37)
Consolidated pre-tax net income	(26)	(175)	-75.8%	(167)
Deferred taxation	41	74	-44.6%	71
Group net income	13	(103)	NS	(98)

Consolidated turnover was stable at 3.01 billion euros (+0.4%) including a negative currency effect of 3.5%. Operating income before aircraft disposals picked up considerably, with a loss of 16 million euros, compared with a year-earlier loss of 141 millions (including a 59 million euro provision charge for Concorde in the year to 31 March 2003). In the last quarter, operating costs fell by 3.6%, leading to a drop in unit costs measured in Equivalent Available Seat-Km (EASK) of 7.9% (down 4.7% at constant currency and fuel price). Consolidated net income came out at 13 million euros compared with a lost of 103 million euros in the year to 31 March 2003.

FY 2003-04: net income of 93 million euros

❑	Passenger activity

Second-half passenger operations offset poor first-half figures. Overall, traffic rose 1.7% on a 2.4% increase in capacity. The seat load factor eased back slightly, by 0.5 points, to 75.6%. The Group carried 43.7 million passengers (up 1.7%) and maintained its market share: 17.3% compared to 17.4% a year ago. In the space of three years, the Group has increased its market share by two points.

	Financial year to
Consolidated figures	31/03/2004	31/03/2003	Variation
Scheduled passenger turnover (€m)	9,465	9,713	-2.6%
Revenue par ASK (euro cents)	7.02	7.38	-5.0%
Revenue per RPK (euro cents)	9.29	9.70	-4.3%

Revenue per available seat-km (RASK) fell by 0.9% excluding unfavorable currency (3.8%) and network mix (0.4%) effects. Adjusted for these two effects, yield (RRPK) was stable (-0.1%).

Network performance can be analyzed as follows: with the exception of Asia in the first half, and of the Middle East throughout the financial year, all the long-haul networks posted very satisfactory activity levels, to sustain a high seat-load factor of 79.8% (down 0.5 points). However, the 14% fall-off in turnover on the Asian market and the euro’s appreciation against other currencies, had an adverse impact on performance. Unlike last year, international medium-haul operations improved during the second half but continue to suffer from weak business traffic and fares competition. The domestic market was sustained by the excellent resilience of unit revenue within a context of stable activity. In all, traffic (up 3.2%) on the European medium-haul and domestic markets increased in line with capacity (up 3.8%). The seat-load factor stabilized at 64.5%, down 0.4 points.

FY 2003-04	Capacity (ASK)	Traffic (RPK)	Scheduled passenger turnover
Long-haul	+1.9%	+1.3%	-5.6%
International medium-haul	+6.2%	4.5%	-2.6%
Domestic medium-haul	+0.5%	+1.5%	+5.7%

Total	+2.4%	+1.7%	-2.6%

❑	Cargo activity

	FY to
Consolidated figures	31/03/2004	31/03/2003	Variation
Cargo turnover (€m)	1,264	1,314	-3.8%
Revenue per ATK (euro cents)	14.89	15.74	-5.4%
Revenue per FTK (euro cents)	23.27	24.11	-3.6%

Cargo activity was stable, impacted by the poor global economic climate and the weak dollar, with traffic expressed in revenue tonne-km (RTK), down 0.2% on a 1.8% increase in capacity (available tonne-km). The load factor came in at 64,0% as of 31 March 2004 (down 1.3 points). Revenue per available tonne-km (RATK) fell by 5.4% including a negative currency effect of 6.1%.

❑	Other activities

Turnover from other operations totalled 665 million euros, down 2.3% on last year, of which 508 million euros from maintenance operations (down 5.9%), which, excluding currency effects, held up satisfactorily, and 157 million euros (up 11.3%) from catering operations.

❑	Results: 93 million euros in consolidated Group net income

€ million	31 March 2004	31 March 2003	Change
Turnover	12,337	12,687	-2.8%
EBITDAR	1,776	1,992	-10.8%
Operating income before aircraft disposals	132	162	-18.5%
Operating income	139	192	-27.6%
Financial result	(60)	(85)	-29.4%
Deferred tax	(2)	13	nm
Group net income	93	120	-22.5
Earnings per share (€)	0.42	0.55	-30.9%

Turnover was down 2.8% at 12.34 billion euros including a negative currency effect of 4.0%. Passenger operations, at 10.26 billion euros, account for 83% of turnover, and cargo operations, at 1.41 billion euros, 11.5%.

Operating expenses totalled 12.20 billion euros, down 2.6% thanks to cost-savings programmes and the weaker dollar. The main reductions concern jet fuel (down 4.9%), operating leases (down 12.3%) and maintenance costs (down 20.1%) due to the withdrawal of Concorde services. The personal costs rose 5.8% partly following an increase in social security contributions linked to the reform of subsidies for the switch to the 35-hour week. Payroll costs increased by 5% and social security contributions by 8.8%. The average workforce saw little change, at 71,654 staff compared with 71,525 a year earlier.

Unit costs measured in terms of equivalent available seat-km (EASK) fell by 4.1%. At constant currency and fuel price, unit costs fell 0.6%.

EBITDAR fell by 10.8% to 1.78 billion euros, compared with 1.99 billion euros in the year to 31 March 2003. The ratio of EBITDAR to turnover held up well at 14.4% as against 15.7% a year earlier.

Operating income before aircraft disposals came in at 132 million euros (down 18.5%). After capital gains from aircraft disposals, operating income totalled 139 million euros compared with 162 million as at 31 March 2003 and breaks down as follows:

–	passenger operations: 67 million euros compared with 101 million euros as at 31 March 2003,

–	cargo operations: 15 million euros compared with 48 million euros the previous year,

–	maintenance operations: 50 million euros compared with 67 million as at 31 March 2003,

–	Other: 7 million euros compared with a loss of 24 million euros as at 31 March 2003.

The financial result improved from a charge of 85 million in the year to 31 March 2003 to a charge of 60 million euros thanks to the combined effect of lower net interest charges and foreign exchange gains (although significantly lower than last year) together with a writeback of the provision for Air France treasury shares.

After adding 53 million euros in profit from equity affiliates, including 44.8 million euros from Amadeus and 15 million for goodwill amortization, Group net income came to 93 million euros, compared with 120 million euros in the year ending 31 March 2003.

❑	Financial situation: lower net debt improves gearing

In FY 2003-04 investment was restricted to 1.26 billion euros, as against 1.41 billion euros in FY 2002-03. Investments were entirely funded out of operating cash-flow totalling 1.2 billion euros and by the proceeds from aircraft disposals, for a total of 391 million euros. Air France’s debt/equity ratio accordingly improved from 0.71 as at 31 March 2003 to 0.62 in the year ending 31 March 2004. Shareholders’ equity totalled 4.08 billion euros, and net debt 2.53 billion, down 330 million on 31 March 2003. As at 31 March 2004, the Group has net cash and equivalent of 1.5 billion euros and an undrawn credit line of one billion euros.

❑	Dividend

The final number of shares eligible for a dividend payment will not be known until the closing of the complementary offering on 21 May 2004 inclusive. At the time of the closing of the initial offering on 3 May 2004, Air France had created 45,938,857 new shares out of a maximum amount of 51,490,669 shares, thereby increasing the capital to a provisional figure of 265,719,744 shares.

Outlook for the current fiscal year

The success of the public exchange offer allows the new Group to rapidly implement its strategy based on the ‘one group two airlines’ concept. Three levels of priority have been identified.

Each airline will pursue its cost control programme. On 1 April 2004, Air France launched a new three-year cost saving plan designed to improve unit costs by 6% over the three-year span on the plan, with 200 million euros in savings in FY 2004-05, 400 million euros the next year and 600 million in the third year. In FY 2003-04 KLM embarked on a three-year restructuring programme that is going ahead according to plan, with cost-savings of 200 millions euros achieved as of 31 March 2004.

The second priority is to implement identified synergies. The first initiative involves rationalizing the two airlines’ networks, optimizing pricing policies and creating a “European Cargo House” and, in the maintenance sector, insourcing of some sub-contracted activities and a decrease in inventories. In all, these early initiatives should deliver synergies of 65-75 million euros in FY 2004-05.

The third priority is the development of the SkyTeam alliance with the entry of KLM, Northwest and Continental together with other potential partners.

For the current fiscal year, the Air France-KLM Group is working on the basis of the following assumptions:

–	An average capacity increase of 5% on the initial planned schedule for FY 2003-04,

–	Stable unit revenue,

–	A euro/dollar parity of 1.23 with a 55% hedging of net operating exposure,

–	Given the fuel surcharges imposed on the Air France and KLM networks, a retained oil market price of 33 dollars per barrel

–	Net capital expenditure slightly under 2 billion euros, of which 1.6 billion euros for Air France.

Under these assumptions and before the favourable impact of the initial consolidation, the Air France-KLM Group is targeting a substantial increase in operating profit.

STATISTICS

	Three months to 31 March			Financial year to 31 March
Passenger Operations	2004	2003	change	2004	2003	change
ASK (million)	33,917	32,072	+5.8%	134,444	131,248	+2.4%
RPK (million)	25,026	23,898	+4.7%	101,644	99,932	+1.7%
Seat load factor	73.8%	74.5%	-0.7pts	75.6%	76.2%	-0.5pts
R/ASK (euro cents) Excl. ccy and ntwk mix effects	6.73	7.11	-5.3% -2.3%	7.02	7.38	-5.0% -0.9%
R/RPK (euro cents) Excl. ccy and ntwk mix effects	9.13	9.54	-4.3% -1.2%	9.29	9.70	-4.3% +0.1%

Cargo Operations
ATK (million)	2,070	1,923	+7.7%	8,487	8,339	+1.8%
RTK (million)	1,328	1,282	+3.6%	5,432	5,445	-0.2%
Load factor	64.1%	66.8%	-2.5pts	64.0%	65.3%	-1.3pts
R/ATK (euro cents) Excl. currency	14.87	16.34	-9.0% -4.1%	14.89	15.74	-5.4% +0.7%
R/RTK (euro cents) Excl. currency	23.21	24.48	-5.5% -0.6%	23.27	24.11	-3.6% +2.5%

Group unit costs
EASK (euro cents)	6.65	7.19	-7.9%	6.76	7.03	-4.0%

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. In connection with the exchange offer, Air France has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which includes a prospectus relating to the offer, and a tender offer statement on Schedule TO, and KLM has filed with the SEC a solicitation/recommendation statement on Schedule 14D-9. KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that have been filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the Schedule 14D-9 that has been filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. U.S. shareholders may obtain these documents free of charge by contacting our information agent, Georgeson Shareholder Communications Inc., at 1-212-440-9800 or toll free at 1-866-297-1410.YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Air France Group

FINANCIAL STATEMENTS

Air France Group

Consolidated income statement

		In EUR millions
Year ended March 31,	Notes	2004	2003	2002
Operating revenues	4	12,337	12,687	12,528
External expenses	5	(6,754)	(7,174)	(7,466)
Salaries and related costs	6	(4,079)	(3,856)	(3,738)
Taxes other than income tax		(186)	(187)	(163)

Gross operating result		1,318	1,470	1,161

Charge to depreciation/amortization, net	7	(1,184)	(1,195)	(972)
Charge to operating provisions, net	7	(46)	(115)	(39)
Gain on disposal of flight equipment, net		7	30	78
Other operating income and charges, net	8	44	2	7

Operating income		139	192	235

Restructuring costs	9	(22)	(13)	(11)
Net financial charges	10	(60)	(85)	(112)
Gains on disposals of subsidiaries and affiliates, net	11	5	4	24

Pre-tax income (loss)		62	98	136

Share in net income of equity affiliates	16.1	53	29	31
Amortization of goodwill	14	(15)	(16)	(16)

Income (loss) before income tax and minority interests		100	111	151

Income tax	12	(2)	13	5

Income (loss) before minority interests		98	124	156

Minority interests		(5)	(4)	(3)

NET INCOME (LOSS)		93	120	153

Earnings (loss) per issued share		0.42	0.55	0.69
Earnings (loss) per share	13
- basic		0.43	0.55	0.70
- diluted		0.43	0.55	0.70

N.B. The income statement for the 2001/2002 financial year does not take into account the component-based approach (of. Note 2.1).

Air France Group

Consolidated balance sheet

		In EUR millions
ASSETS at March 31,	Notes	2004	2003	2002
Consolidation goodwill	14	95	112	125
Intangible fixed assets	14	149	171	190
Flight equipment	15	6,951	7,284	7,446
Other property and equipment	15	955	878	847
Investments in equity affiliates	16.1	336	316	303
Other investments	16	268	260	237

Total fixed assets		8,754	9,021	9,148

Inventory	17	151	220	266
Trade receivables	18	1,651	1,432	1,495
Income tax receivable	19	101	111	80
Other accounts receivable	18	494	592	712
Marketable securities	20	1,478	1,039	1,408
Cash		330	193	255

Total current assets		4,205	3,587	4,216

Total assets		12,959	12,608	13,364

Air France Group

Consolidated balance sheet (continued)

		In EUR millions
LIABILITIES AND STOCKHOLDERS’ EQUITY at March 31,	Notes	2004	2003	2002
Common stock	21.1	1,868	1,868	1,868
Additional paid-in capital	21.5	261	261	261
Retained earnings (accumulated deficit)	21.6	1,942	1,862	1,813
Cumulative translation adjustment		(9)	3	19

Stockholders’ equity		4,062	3,994	3,961

Minority interests		23	33	29

Stockholders’ equity and minority interests		4,085	4,027	3,990

Provisions for liabilities and charges	22	1,039	1,095	937
Short and long-term debt and obligation under capital leases	23	4,380	4,147	4,616
Trade payables		1,226	1,375	1,525
Income tax liability	24	21	5	22
Advance ticket sales and loyalty program	25	1,008	901	1,024
Other payables	26	1,200	1,058	1,250

Total liabilities		8,874	8,581	9,374

Total liabilities and stockholders’ equity		12,959	12,608	13,364

Air France Group

Consolidated Statements of Changes in Stockholders’ Equity

	In EUR millions
Before allocation of income	Number of shares comprising common stock	Common stock (par value)	Add’l paid- in capital	Retained earnings	Treasury stock	Cumulative Translation adjustment	Total Stockholders’ equity	Minority interests	Total stockholders’ equity and minority interests
March 31, 2001	219,780,887	1,868	261	1,723	—	22	3,874	25	3,899

Dividends paid				(61)			(61)	(5)	(66)
Offset of stock issue costs				(2)			(2)		(2)
Translation differences						(3)	(3)	—	(3)
Current year net income				153			153	3	156
Changes in scope of consolidation							—	6	6

March 31, 2002	219,780,887	1,868	261	1,813	—	19	3,961	29	3,990

Dividends paid				(28)			(28)	(2)	(30)
Treasury stock					(25)		(25)		(25)
Impact of changes in accounting policies (of note 2.1)				(18)			(18)		(18)
Translation differences						(16)	(16)	(1)	(17)
Current year net income				120			120	4	124
Changes in scope of consolidation							—	3	3

March 31, 2003	219,780,887	1,868	261	1,887	(25)	3	3,994	33	4,027

Dividends paid				(17)			(17)	(3)	(20)
Treasury stock				1	7		8		8
Impact of changes in accounting policies (of note 2.1)				(4)			(4)		(4)
Translation differences						(12)	(12)	(3)	(15)
Current year net income				93			93	5	98
Changes in scope of consolidation							—	(9)	(9)

March 31, 2004	219,780,887	1,868	261	1,960	(18)	(9)	4,062	23	4,085

Proposed dividends				17			17		17

Air France Group

Consolidated statement of cash flows

		In EUR millions
Year ended March 31,	Notes	2004	2003	2002
Cash flows from operating activities		1,201	1,115	1,017

Gross operating result		1,318	1,470	1,161
Other income (expenses) received (paid)		(23)	(50)	(62)
Foreign exchange gains (losses)		3	(9)	(5)
Operating cash flows		1,298	1,411	1,094
Changes in working capital		54	(150)	97
Restructuring expenditure		(18)	(12)	(15)
Interest paid		(163)	(189)	(213)
Interest received		36	58	61
Income tax paid (received)		(6)	(3)	(7)

Cash flows from investing activities		(849)	(1,074)	(955)

Acquisitions of subsidiaries and affiliates	31.2	(10)	(46)	(27)
Purchase of tangible and intangible fixed assets		(1,269)	(1,410)	(1,448)
Disposals of subsidiaries and affiliates		24	8	59
Proceeds on disposal of tangible and intangible assets		391	357	454
Dividends received		15	17	7

Cash flows from financing activities		386	(415)	675

Issuance of common stock		—	5	1
New debts		901	834	884
Repayments of debts		(345)	(745)	(168)
Repayments of capital lease obligations		(152)	(508)	(157)
Net decrease (increase) in loans		(29)	(29)	(20)
Net decrease (increase) in short-term investments		35	62	201
Dividends paid		(24)	(34)	(66)

Translation differences		(5)	(1)	—

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		733	(375)	737

Opening cash and cash equivalents	31.1	672	1,047	310
Closing cash and cash equivalents	31.1	1,405	672	1,047

Air France Group

NOTES TO THE FINANCIAL STATEMENTS

Air France Group

1. BUSINESS DESCRIPTION

The terms “Air France company” and “Air France S.A.” used hereafter refer to Air France, a public limited company (société anonyme) incorporated under French law, without its consolidated subsidiaries. The terms “the Company”, “the Group” and “Air France” refer to Air France S.A. and its consolidated subsidiaries.

The Company is headquartered in France and is one of the world’s leading airlines. The Company’s core business is the air transport of passengers, with other activities including the air transport of cargo, aircraft maintenance and any other activity linked to air transport, notably catering.

2. ACCOUNTING POLICIES

The consolidated financial statements of the Company are prepared in accordance with French accounting regulations applicable for the year ended March 31, 2004.

2.1. Change in accounting methods

The French National Accounting Board (Conseil National de la Comptabilité) issued a recommendation on April 1, 2003, excluding long-service awards (médailles du travail) from the scope of rules governing pensions, thereby associating them with Regulation 2000-06 on liabilities. As such, all companies must book a provision in their individual and consolidated accounts corresponding to the likely cost of these payments as of January 1, 2004, with early application recommended. The impact of this first application is reflected in shareholders’ equity for its amount net of tax, i.e. 4 million euros.

Note that the Company has adopted the component-based approach for recording large-scale maintenance operations on airframes and engines at March 31, 2003.

Until March 31, 2002, a provision for maintenance was recorded in respect of the major airframe inspections. Engine maintenance, including the change of parts with limited useful lives, was recorded as expenses.

In accordance with the CNC statements of July 25, 2002 and January 15, 2003 following the CRC regulation on liabilities applicable to fiscal years as from January 1, 2002, and the regulation on the depreciation, amortization and write-down of assets applicable to fiscal years as from January 1, 2003, the Group (Air France and its air transport subsidiaries) decided to adopt an approach by component in its consolidated financial statements for the recognition of maintenance operations on airframes and engines (excluding parts with limited useful lives) under full ownership and capital leases. This also resulted in the recognition of provisions for restitution for aircraft and engines under operating leases. Consequently, no provision for maintenance was recorded as of March 31, 2003 and the provision recognized as of March 31, 2002 was reversed to Retained earnings. The approach by component will consist of capitalizing maintenance costs and amortizing them over the period separating two maintenance operations. The retrospectively assessed impact of this change in method was recorded in Retaining earnings at the beginning of the period. The impact of this change in method resulted in a decrease after tax in opening stockholders’ equity as of April 1, 2002 of EUR 18 million and an increase after tax in net income for the period of EUR 13 million.

For practical reasons, Air France was unable to assess the impact of the change in method on the financial statements for the period ended March 31, 2002 and, consequently, has not presented pro forma financial statements adjusted for the impact of the change in method on the prior period.

2.2. Change in estimate

In light of the studies carried out over the year focusing on the behavior of passengers that are members of the Fréquence Plus loyalty program and changes in this program, Air France adjusted the estimate for the corresponding debt. These changes in estimates had a positive impact of 23 million euros on earnings for the financial year ended March 31, 2004.

Air France Group

2.3. Consolidation principles

Companies under the Company’s exclusive control are fully consolidated.

Companies jointly controlled by a limited number of parties including the Company are proportionally consolidated.

Companies over which the Company has significant influence in terms of management and finance policy are accounted for under the equity method ; significant influence in this case is deemed to exist where the Company holds 20% or more of voting rights.

Affiliates over which the Company no longer has significant influence are deconsolidated at the lower of their carrying value at the date of removal from the scope of consolidation and their fair value to the Company.

All intercompany transactions, including significant asset and liability transfers between fully-consolidated companies, are eliminated. The same treatment applies to internal Group items such as dividends and capital gains. Gains and losses on internal transfers between equity affiliates are eliminated up to the effective percentage interest of the Company in such affiliates.

The fiscal year of certain subsidiaries and affiliates, which are listed in note 33, ends on December 31. Those subsidiaries and affiliates are consolidated by the Company with a three-month lag with the exception of Amadeus G.T.D. There have been no significant transactions for such subsidiaries for the period from January 1, 2004 to March 31, 2004.

The consolidated income statement includes the income statements of all companies acquired during the year from the date of the acquisition. It also includes the income statements of companies disposed of during the year up to the date of disposal.

Minority interests

The portion of the earnings or losses of consolidated subsidiaries that represent ownership interests other than those of Air France (i.e. subsidiaries that are not wholly-owned) is reflected as a deduction from the determination of consolidated net income as minority interests.

The portion of the company’s consolidated stockholders’ equity that is attributable to outside owners of subsidiaries that are not wholly-owned is reflected in the consolidated balance sheets as minority interests.

2.4. Conversion of financial statements of foreign operations

The financial statements of foreign entities, the activities of which are not an integral part of those of the reporting enterprise, are translated into Euros on the following basis:

•	the balance sheet is translated using the exchange rate prevailing at year-end,

•	the income statement is translated at the average exchange rate for the year,

•	translation differences resulting from differences between the opening and closing exchange rates, as well as between the closing rate and the average exchange rate for the year, are recorded as Translation differences within Consolidated stockholders’ equity.

The financial statements of foreign operations, the activities of which are an integral part of the reporting enterprise, are translated into Euros at historical rates of exchange.

2.5. Translation of foreign currency transactions

Foreign currency transactions are translated at the exchange rate prevailing on the date of the transaction or at the hedging rate.

Assets and liabilities denominated in foreign currencies are translated at the year-end rate or, where applicable, at the hedging rate. All corresponding differences are reflected in the income statement.

Air France Group

2.6. Exchange rate and interest rate financial instruments

The Company uses a number of financial instruments to limit its exposure to interest and exchange rate risks. These instruments are traded on organized markets or on an over-the-counter basis .

Gains and losses arising on financial instruments used for hedging purposes are recognized in symmetrical fashion to the items hedged.

Financial instruments used to hedge future transactions are certain or likely to materialize are considered hedging instruments.

2.7. Operating revenues

For air transportation transactions, revenues are recognized as and when transportation is completed.

Transportation is also the trigger for the recognition of external charges such as commissions paid over to agents.

Upon issue, both passenger and cargo tickets are recorded as liabilities under “Advance tickets sales”.

Revenues representing the value of tickets that have been issued, but which will never be used, are recognized as operating income at the date the tickets are issued on a statistical basis that is regularly updated.

In connection with power by the hour maintenance operations on airframes and engines, operating revenues are recorded based on the flight time declared by the customer.

For maintenance contracts other than those described above, the company recognizes revenues using the percentage of completion method.

2.8. «Frequent flyer» program

The Company offers a frequent flyer loyalty program (Fréquence Plus) which enables members to accumulate air miles when travelling on Air France flights and certain airline partners. These air miles entitle members to a variety of benefits such as free Air France flights.

The probability of converting air miles into Award tickets is estimated according to a statistical method.

The value of air miles is estimated on the basis of the specific terms and conditions of use of free tickets. This estimate takes into consideration the discounted marginal cost of the passenger concerned (catering, fuel, ticket administration and issue costs, etc.) and discounted cost of the miles used on participating partner companies.

The estimated value of air miles is deducted from revenues and recorded under the caption “Advance tickets sales and loyalty program” of the balance sheet, as and when revenue from the qualifying flight for which air miles are awarded is recognized.

We also sell mileage credits in our frequent flyer program to participating partners such as credit card companies, hotels and car rental agencies. We allocate a portion of the revenues received from the sale of mileage credits to a component representing the value of the subsequent travel award to be provided in a manner consistent with our determination of the liability for earned flight awards. The remainder is recognized as income immediately.

2.9. Information by activity and geographical area

The Company’s activity involves three sectors: passenger activities, cargo services and aircraft maintenance.

The Company has defined six discrete geographical sectors, in which revenues are broken down on the basis of origin of sale and destination.

Air France Group

•	Origin of sale:

Revenues from air transport operations are broken down by geographical area, based on ticket issuing locations.

Where a third party is responsible for issuance of the ticket, revenues are allocated to the appropriate location of the issuing airline.

•	Destination:

Revenues for air transport operations are broken down on the basis of the following:

•	Non-stop flights: revenues are allocated to the geographical network to which the route belongs.

•	Stop-over flights: revenues are split between the various sections of the route in accordance with IATA standards (based on a weighting of passenger-kilometers).

The Company’s fixed assets mainly consist of flight equipment located in France.

2.10. Calculation of earnings per share

Basic earnings per share (before dilution) is obtained by dividing attributable net income for the year by the average number of shares outstanding during the year. The average number of shares outstanding during the current and prior years does not include treasury stock and is adjusted retrospectively in respect of bonus share issues or discount share issues.

2.11. Distinction between net income on ordinary activities and extraordinary items

Net income on ordinary activities includes all income and expenses arising within the Company’s ordinary activities, whether such income and expenses are recurring or non-recurring. Unusual items defined as non-recurring income and expenses by virtue of their incidence, nature and amount (such as restructuring costs) are recorded within Net income on ordinary activities.

The definition of extraordinary items is restricted narrowly to unusual income and expenses of major significance.

2.12. Consolidated goodwill

Goodwill is recognized upon first-time consolidation after allocation to the various identifiable assets and liabilities.

Amounts of goodwill are amortized on a straight-line basis over periods determined in each case but which do not exceed 20 years.

2.13. Other intangible fixed assets

Business goodwill (“Fonds de commerce”) acquired in conjunction with the acquisition of UTA in 1990 is being amortized on a straight-line basis over a period of 20 years.

Software and licenses are amortized on a straight-line basis over periods of between one and four years.

2.14. Impairment of goodwill and other intangible fixed assets

The Company records impairment charges on goodwill and other intangible assets when events and circumstances indicate that the assets are impaired the undiscounted cash flow estimated to be generated by those assets are less than the carrying amount of those assets. Measurement of any potential impairment on goodwill and other intangible assets is based on discounted cash flows.

2.15. Tangible fixed assets

Tangible fixed assets are stated at historical cost of acquisition or manufacture.

From April 1, 1997, interest incurred in connection with the financing of capital expenditure (including flight equipment) during the period prior to commissioning is capitalized within the overall cost of the asset concerned and depreciated over the useful life of the related asset . The interest rate adopted is the average interest rate for debts outstanding at the end of the year in question unless capital expenditure or advance payments are themselves funded by specific loans.

Air France Group

The Company accounts for lease arrangements as capital lease when such arrangements include a bargain purchase option provision. The related assets are recorded in the balance sheet at historical cost. Obligations arising under the lease are recorded as liabilities in the consolidated balance sheet.

Maintenance costs are expensed, with the exception of those major maintenance programs which extend the useful life of the asset or increase its overall value, and which are, as a result, capitalized (maintenance on airframes and engines excluding parts with limited useful lives).

As discussed in note 2.1, the Company changed its method of accounting for major maintenance programs and lease restitution obligations effective April 1, 2002.

Following the change in method described in note 2.1, beginning April 1, 2002, airframe and engine potential (excluding parts with limited useful lives) is separated from the acquisition cost of aircraft and amortized over the period until the next scheduled maintenance operation.

A) Flight equipment

Flight equipment is acquired in foreign currency and translated at prevailing exchange rates or hedging rates where a hedging instrument has been used. Manufacturers’ discounts are usually deducted from the value of the asset in question.

Aircraft are depreciated using the straight-line method over their average estimated useful life.

From April 1, 1997, this useful life has been estimated at 18 years, with an estimated residual value of 10% of original cost. Aircraft fixtures and fittings acquired from April 1, 1997 are separated from the total acquisition cost of the aircraft and depreciated using the straight-line method over a period of five years, corresponding to their average useful lives.

Fixtures and fittings related to aircraft acquired prior to April 1, 1997 are depreciated over the same period as the aircraft to which they relate (22 years).

In addition, the estimated costs of major maintenance operations (airframes and engines excluding parts with limited useful lives) to be performed according to specifications and schedules defined by manufacturers and government authorities are capitalized and amortized over the future period separating the maintenance operations.

Spare parts, other than consumables, are recorded in the consolidated balance sheet as fixed assets. Useful lives vary from 3 to 18 years depending on the technical characteristics of each. Furthermore, depending on estimated use and consideration of retirement decisions pertaining to the specific fleet to which the spare parts relate, the Company revises the depreciation period accordingly.

B) Other property and equipment

Other property, plant and equipment is depreciated using the straight-line method over its estimated useful life as follows:

Buildings	30 years
Fixtures and fittings	8 to 15 years
Equipment and tooling	5 to 15 years
Flight simulators	10 to 20 years

C) Impairment of flight equipment

When events and circumstances indicate that these assets need to be impaired, the Company assesses the existence of impairment losses at the entire aircraft fleet level under full ownership or capital leases and capitalized spare parts on the basis of their recoverable value.

Air France Group

2.15. Investments

Investments in non-consolidated companies and other long-term equity investments are stated in the balance sheet at cost net of provisions for impairment in value. A provision for impairment is recorded where the fair value at the reporting date is lower than acquisition cost. Increases and decreases in this provision are recorded in the consolidated income statements.

The fair value of investments corresponds to the utility value to the Company. This value is determined based on the Company’s share of net equity (subject to fair value adjustments), profitability forecasts and, for listed companies, changes in stock prices.

Other financial assets which are primarily comprised of deposits, are valued at the lower of cost or market value.

2.16. Inventories

Inventories consist primarily of expendable parts related to flight equipment and are initially recorded at cost. A provision is recorded to reduce inventory values at the lower of cost or realizable value.

Cost represents acquisition cost or manufacturing cost, the latter including direct and indirect production costs incurred under normal operating conditions.

Inventories are valued on a weighted average basis. A provision for obsolescence is recorded based on respective inventory ages.

2.17. Marketable securities

Marketable securities are stated in the consolidated balance sheet at the lower of cost or market value. For listed securities, market value is determined using the stock market price at balance sheet date.

Investments in debt securities are recorded upon acquisition at nominal value, adjusted for any issue premium or discount. Accrued interest receivable is also recorded under this heading.

Investments in mutual funds (“SICAVs”) are recorded at acquisition cost excluding any entrance charges. Thereafter, they are stated at net realizable value as of the reporting date. If net asset value is lower than acquisition cost, a provision is raised.

Negotiable debt securities (deposit certificates and bonds from financial companies) are recorded at acquisition cost. Interest income is recognized using an effective interest rate method.

2.18. Treasury stock

The acquisition cost of interests in the common stock of Air France S.A. held other than temporarily by consolidated companies is deducted from consolidated stockholders’ equity. Gains and losses on disposal of such securities are taken to stockholders’ equity.

Treasury stock held for future allocation related to stock options and stock compensation plans is recorded at cost in marketable securities. A provision is recorded to reduce these shares to the lower of cost or market value.

2.19. Retirement benefit and similar obligations

The Company’s obligations in respect of defined benefit pension schemes and lump -sum termination payments on retirement are calculated using the projected credit method, taking into consideration specific economic conditions prevailing in the various countries concerned. These obligations are covered either by pension and/or plan assets. Provis ions for these plans are valued and recorded in accordance with IAS 19 Employee Benefits.

2.20. Provisions for restitution for aircraft under operating leases

Following the change in accounting method described in paragraph 2.1, the Company accrues for restitution costs related to aircraft under operating leases as soon as the asset does not meet the return condition criteria set as per the lease arrangement between the Company and the lessor. When the condition of the aircraft exceeds the return condition criteria set as per the lease arrangement, the Company capitalizes the related amount in excess. Such amount is further amortized on a straight-line basis over a period ending when the restitution criteria is met.

Air France Group

2.21. Equity and debt issuance costs - redemption premiums

Debt issuance costs are amortized over the term of the debts using an effective interest rate method. Common stock issuance and merger costs are deducted from additional paid-in capital.

Debts are recorded at redemption value. Redemption and issue premiums are recorded under debts in the balance sheet and charged to income under net financial items over the term of the debts.

2.22. Deferred tax

The Company records deferred tax using the liability method for all timing differences between the tax and book values of assets and liabilities shown in the consolidated balance sheet, with the exception of consolidation goodwill and UTA purchased goodwill.

Net deferred tax balances are determined on the basis of each entity’s tax position based on tax jurisdiction and taking into consideration consolidated tax returns when applicable.

Net deferred tax assets relating to timing differences and carry forward losses are only recognized to the extent that the tax entity is expected to generate sufficient taxable income in the future to absorb such carry-forward losses or timing differences.

No tax is provided on the undistributed reserves of consolidated entities unless a distribution is expected in the short term or the Company has no control over the distribution of reserves.

2.23. Cash flow

Cash and cash equivalents include cash, short-term deposits and bank overdrafts initially established for less than three months.

2.24. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

3. CHANGES IN THE SCOPE OF CONSOLIDATION

As of March 31, 2004, the Group comprised 90 companies, of which 70 are fully consolidated, 3 proportionally consolidated and 17 are equity affiliates. The list of companies within the scope of consolidation is shown in note 33.

Over the fiscal year 2003/04 , 22 companies were created, including 18 within the Uileag Holding company ltd group in connection with the operation to securitize aircraft assets finalized in July 2003. The Servair group set up two new companies, Prestair and Aéroform, specialized in providing catering services for low-cost airlines and training services for airport assistance staff respectively. Fréquence Plus Services participated in the creation of FPSEA and Team Trackers to run call centers for remote management of customer complaints, notably as regards baggage disputes.

Lastly, Air France acquired 15,122 Servair shares that were previously owned by CDR Participations, raising its stake to 94.5%. This additional purchase of shares did not have any significant impact on the consolidated financial statements at March 31, 2004.

Further to the decision by Lufthansa to dispose of part of its stake in Amadeus GTD, the percentage of voting rights held by Air France in connection with its interest in Amadeus GTD was up from 35.69% at March 31, 2003 to 43.21% at March 31, 2004. However, this increase in the percentage of voting rights does not change the position of Air France with regard to control over Amadeus GTD. Air France has neither exclusive nor joint

Air France Group

control over Amadeus GTD. As such, Amadeus GTD is still accounted for within the Air France Group under the equity method.

The 22.86% equity interest of Air France Finance in OPODO is recorded in Air France’s consolidated financial statements at its acquisition cost net of a 26 million euro depreciation allowance booked over the course of the financial year ended March 31, 2004. The equity method was not used to record the interest in OPODO since the interest in its share capital is only expected to remain over 20% on a temporary basis: OPODO was created by nine airlines in 2000 with a view to enabling third-parties to acquire interests in its equity over the short to medium term and the Company does not believe it exercizes significant influence.

4. INFORMATION BY ACTIVITY AND GEOGRAPHICAL AREA

4.1 - Information by sector of activity

	In EUR millions
	2004			2003
Year ended March 31,	Operating revenues	Operating income	Property and equipment	Operating revenues	Operating income	Property and equipment
Passenger	10,260	67	6,688	10,527	101	6,978
Cargo	1,412	15	371	1,479	48	508
Maintenance	508	50	759	540	67	580
Others	157	7	88	141	(24)	96

Total	12,337	139	7,906	12,687	192	8,162

The various sources of the Company’s operating revenues are described below :

Passenger : Passenger operating revenues consist of scheduled passenger and other passenger revenues. Scheduled passenger operating revenues are derived from passengers transported on flights which have the Company’s code, including flights that are operated by other airlines pursuant to code sharing agreements. Other passenger operating revenues are derived from commissions from Sky Team alliance partnership arrangements, revenue from block-seat sales, information systems revenues, and revenues from airport services.

Cargo : Cargo operating revenues are subdivided into freight transportation and other cargo operating revenues. Operating revenues from freight transportation consist of the transportation of cargo on flights which have the Company’s code, including flights that are operated by other airlines pursuant to code sharing agreements. Operating revenues from other cargo transportation are derived principally from sales of cargo capacity third parties.

Maintenance : Maintenance operating revenues are generated principally by the Air France Industries division of Air France. Air France Industries performs aircraft maintenance for the Company and provides maintenance services to approximately one hundred clients throughout the world.

Other : Other operating revenues currently consist of catering revenues.

Air France Group

4.2 - Analysis of operating revenues by geographical area of sale

	In EUR millions
	France Metropolitan		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Year ended March 31, 2004
Scheduled passenger	4,635	(48.9%)	348	(3.7%)	2,099	(22.2%)	577	(6.1%)	1,169	(12.4%)	637	(6.7%)	9,465
Other passenger revenues	482	(60.7%)	28	(3.5%)	151	(19.0%)	40	(5.0%)	56	(7.0%)	38	(4.8%)	795

Total passenger	5,117	(49.9%)	376	(3.7%)	2,250	(21.9%)	617	(6.0%)	1,225	(11.9%)	675	(6.6%)	10,260

Scheduled cargo	373	(29.5%)	40	(3.2%)	303	(24.0%)	86	(6.8%)	134	(10.6%)	328	(25.9%)	1,264

Other cargo revenues	93	(62.8%)	5	(3.4%)	22	(14.9%)	4	(2.7%)	15	(10.1%)	9	(6.1%)	148

Total cargo	466	(32.9%)	45	(3.2%)	325	(23.0%)	90	(6.4%)	149	(10.6%)	337	(23.9%)	1,412

Maintenance	501	(98.6%)	—	—	—	—	—	—	—	—	7	(1.4%)	508
Others	143	(91.1%)	11	(7.0%)	—	—	3	(1.9%)	—	—	—	—	157

Total	6,227	(50.4%)	432	(3.5%)	2,575	(20.9%)	710	(5.8%)	1,374	(11.1%)	1,019	(8.3%)	12,337

Year ended March 31, 2003
Scheduled passenger	4,596	(47.3%)	340	(3.5%)	2,093	(21.5%)	598	(6.2%)	1,329	(13.7%)	757	(7.8%)	9,713
Other passenger revenues	451	(55.4%)	26	(3.2%)	196	(24.1%)	39	(4.8%)	63	(7.7%)	39	(4.8%)	814

Total passenger	5,047	(47.9%)	366	(3.5%)	2,289	(21.7%)	637	(6.1%)	1,392	(13.2%)	796	(7.6%)	10,527

Scheduled cargo	368	(28.0%)	45	(3.4%)	319	(24.3%)	97	(7.4%)	141	(10.7%)	344	(26.2%)	1,314

Other cargo revenues	47	(28.4%)	10	(6.1%)	45	(27.3%)	9	(5.5%)	34	(20.6%)	20	(12.1%)	165

Total cargo	415	(28.1%)	55	(3.7%)	364	(24.6%)	106	(7.2%)	175	(11.8%)	364	(24.6%)	1,479

Maintenance	533	(98.7%)	—	—	—	—	—	—	—	—	7	(1.3%)	540
Others	122	(86.5%)	18	(12.8%)	—	—	1	(0.7%)	—	—	—	—	141

Total	6,117	(48.1%)	439	(3.5%)	2,653	(20.9%)	744	(5.9%)	1,567	(12.4%)	1,167	(9.2%)	12,687

4.3 - Analysis of traffic revenues by geographical area of destination
	In EUR millions
	France Metropolitan		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Year ended March 31, 2004
Scheduled passenger	2,024	(21.4%)	1,023	(10.8%)	2,501	(26.4%)	1,058	(11.2%)	1,850	(19.5%)	1,009	(10.7%)	9,465
Scheduled cargo	61	(4.8%)	153	(12.1%)	120	(9.5%)	154	(12.2%)	342	(27.1%)	434	(34.3%)	1,264

Total	2,085	(19.4%)	1,176	(11.0%)	2,621	(24.5%)	1,212	(11.3%)	2,192	(20.4%)	1,443	(13.4%)	10,729

Year ended March 31, 2003
Scheduled passenger	1,914	(19.7%)	994	(10.2%)	2,567	(26.5%)	1,098	(11.3%)	1,966	(20.2%)	1,174	(12.1%)	9,713
Scheduled cargo	31	(2.4%)	154	(11.7%)	110	(8.4%)	157	(11.9%)	386	(29.4%)	476	(36.2%)	1,314

Total	1,945	(17.6%)	1,148	(10.4%)	2,677	(24.3%)	1,255	(11.4%)	2,352	(21.3%)	1,650	(15.0%)	11,027

Air France Group

5. EXTERNAL EXPENSES

	In EUR millions
Year ended March 31,	2004	2003	Variation
Aircraft fuel	1,302	1,369	-4.9%
Chartering costs	414	415	-0.2%
Aircraft operating lease costs	458	522	-12.3%
Landing fees and en route charges	913	934	-2.2%
Catering	296	319	-7.2%
Handling charges and other operating costs	756	768	-1.6%
Aircraft maintenance costs	381	477	-20.1%
Commercial and distribution costs	1,051	1,157	-9.2%
Other external expenses	1,183	1,213	-2.5%

Total	6,754	7,174	-5.9%

“Other external expenses” primarily correspond to leasing and insurance expenses.

External expenses are down 420 million euros (or -5.9%); this drop primarily reflects:

•	fuel costs, down 4.9% (67 million euros) on account of the favorable impact of the dollar (-15.7%), stable levels of consumption and lastly, a 10.5% increase in the acquisition price after hedging;

•	operational rent, down 12.3% (64 million euros), primarily due to the depreciation of the US dollar against the euro;

•	aircraft maintenance costs, down 96 million euros (-20.1%) factoring in the depreciation of the US dollar, lower levels of activity and the phasing out of Concorde;

•	sales, marketing and distribution costs, down 106 million euros (-9.2%), thanks to he reduction in travel agency commissions and spending on advertising;

•	the reduction in “other expenses”, driven primarily by the decrease in the “insurance” item.

6. SALARIES AND NUMBER OF EMPLOYEES

6.1 - Salaries and related costs

	In EUR millions
Year ended March 31,	2004	2003	Variation
By cost category
Wages and salaries	2,955	2,815	5.0%
Pension contributions	248	236	5.1%
Social security contributions	876	805	8.8%

Total	4,079	3,856	5.8%

By geographical area
France	3,824	3,583	6.7%
Overseas territories	11	17	-35.3%
Abroad	244	256	-4.7%

Total	4,079	3,856	5.8%

Personnel costs are up 5.8%, while the workforce increased 0.2% compared with the previous year. Social security charges (“pension payments” and “other social charges”) increased by nearly 8%.

Air France Group

6.2 – Average number of employees

Year ended March 31,	2004	2003	Variation
Total	71,654	71,525	0.2%

Fligth deck crew	5,041	4,929	2.3%
Cabin crew	13,044	12,938	0.8%
- of which employed in France	12,768	12,590	1.4%
- of which employed in Oversea territories and abroad	276	348	- 20.7%
Groundstaff	53,569	53,658	- 0.2%
- of which employed in France	46,924	47,006	- 0.2%
- of which employed in Oversea territories and abroad	6,645	6,652	- 0.1%

Management	9,159	8,980	2.0%
Supervisors	21,126	20,217	4.5%
Other staff	23,284	24,461	- 4.8%

Pilots and cabin crew	17,140	16,910	1.4%
Instructors	620	644	- 3.7%
Management	325	313	3.8%

The above number of employees is calculated on a weighted average basis based on actual paid presence.

6.3 – Compensation paid to members of the board of directors and executive committee

The compensation of the Executive Committee consists of direct and indirect remuneration paid by Group companies. For the year ended March 31, 2004, such compensation totaled EUR 3.6 million covering 15 people, 13 present during 12 months and 2 present during 6 months (EUR 3.4 million for the year ended March 31, 2003 covering 14 people present during 12 months).

The members of the Board of Directors do not receive any fees for their duties as directors.

7. DEPRECIATION AND AMORTIZATION

	In EUR millions
Year ended March 31,	2004	2003	Variation
Net charge to depreciation/amortization	1,184	1,195	- 0.9%
- Intangible fixed assets	37	37	0.0%
- Flight equipment	996	1,017	- 2.1%
- Other property, plant and equipment	151	141	7.1%
Net charge to operating provisions	46	115	N.S
- Fixed assets	3	57	N.S
- Inventories	—	(9)	N.S
- Trade receivable	12	5	N.S
- Liabilities and charges	31	62	N.S

Total	1,230	1,310	- 6.1%

The provisions recorded for the 2002/03 financial year included a 59 million euro allowance for impairment relative to moves to phase out the Concorde fleet.

Air France Group

8. OTHER INCOME AND CHARGES, NET

	En millions d’euros
Year ended March 31,	2004	2003
Joint operation of passenger and cargo lines	5	5
IT fees	(7)	(8)
Disposal of land	—	5
Compensation on slot swaps	50	—
Other operating income and expenses	(4)	—

Total	44	2

Income linked to financial compensation corresponds to slot swaps at Heathrow airport (London).

9. RESTRUCTURING COSTS

The restructuring costs (22 million euros) primarily correspond to the second progressive early-retirement plan (Plan de Préretraite Progressive, PRP) implemented at Air France. This agreement concluded during the 2003/2004 financial year provides for the progressive retirement of 1,000 people and the hiring of 500 new members of staff. This plan, offered to full-time employees aged 55 and over, involves an adjustment to the working time of employees for the duration of the PRP while complying with an average working time of 50%. Over this period, employees receive 80% of their initial salary, with 50% paid by Air France and 30% by the Fonds National pour l’Emploi (FNE). Air France contributes to the financing of the FNE and pays higher contributions into the supplementary pension funds for the duration of the PRP.

During the previous financial year, these restructuring costs (13 million euros) primarily corresponded to the closure of the Nouméa base for commercial cabin crew, following the decision by Air France to stop operating flights between New Caledonia and Japan using its own resources. The costs and the reversal of the provision amounted 7 million euros during the fiscal year 2003/04.

10. NET FINANCIAL CHARGES

	In EUR millions
Year ended March 31,	2004	2003	Variation
Financial expenses	(139)	(161)	-13.7%
- Loan interest	(98)	(108)	-9.3%
- Lease interest	(52)	(72)	-27.8%
- Capitalized interest	20	25	-20.0%
- Other financial expenses	(9)	(6)	50.0%
Financial income	38	50	-24.0%
- Interest on securities	3	23	-87.0%
- Net gains on securities	24	15	60.0%
- Other financial income	11	12	-8.3%

Net charges	(101)	(111)	-9.0%

Foreign exchange losses, net	35	62	N.S
Net (charge) release to provisions	6	(36)	N.S

Total	(60)	(85)	-29.4%

The net release of financial provisions of 6 million euros for the 2003/04 financial year includes 34 million euros in provisions released relative to: the shares held by Air France and the commitments taken in connection with stock options granted to pilots (19 million euros) following the increase in the Air France share price; the settlement of

Air France Group

the tax dispute with the German tax authorities (8 million euros: cf. Note 12.2); the losses on foreign exchange options maturing (7 million euros); and an allowance for the impairment in value of our interest in OPODO (26 million euros).

In the 2002/03 financial year, a net depreciation allowance of 36 million euros was booked, primarily corresponding to a 5.5 million euro allowance relative to the equity interest in Cordiem on account of the liquidation of this company, which served as a procurement portal. Located in Arlington (Virginia), it had been set up by a certain number of the leading airlines from America and Europe. Similarly, in light of Air France’s average share price in March 2003, a 23 million euros depreciation allowance was booked in order to factor in the discount between the average purchase prices of shares held by Air France in connection with stock options granted to pilots.

The interest rate used in the calculation of capitalized interest for the year ended March 31, 2004 was 4.10% (5.51% for the year ended March 31, 2003).

Foreign exchange losses for the period include an unrealized net gains of EUR 31 million (against a net gains of EUR 71 million for the year ended March 31, 2003).

“Other financial income” includes dividends received from non consolidated companies in the amount of EUR 3 million for the year ended March 31, 2004 (compared with EUR 3 million for the year ended March 31, 2003).

11. DISPOSALS OF SUBSIDIARIES AND AFFILIATES

Disposals of subsidiaries and affiliates (EUR 5 million) essentially involved the sale of “Société immobilière 3F” shares held by Air France.

During the period ended March le 31, 2003, the Company had sold the SITA Telecom shares, resulting in a profit of EUR 4 million.

12. INCOME TAX

The Company opted for Group tax consolidation as of April 1, 2002. The scope of consolidation mainly includes Air France, Air France Finance and French regional airline companies.

12.1 – Analysis of the income tax charge

	In EUR millions
Year ended March 31,	2004	2003
Current tax charge	10	(9)
Deferred tax credit (charge)	(12)	22

Total tax credit (charge)	(2)	13

The current tax charge relates to amounts paid or payable in the short term to the tax authorities in respect of the current year, in accordance with the regulations prevailing in various countries and any applicable treaties.

Air France Group

12.2 – Effective tax rate

The difference between the standard rate of tax in France and the effective rate incurred breaks down as follows:

	In EUR millions
Year ended March 31,	2004	2003
Net income (loss)	93	120
Minority interests	5	4
Amortization of goodwill	15	16
Share in net income of equity affiliates	(53)	(29)
Income tax	2	(13)
Taxable income - current rate	62	98
Current rate of tax	35.43%	35.43%
Theorical tax	(22)	(35)
Permanent differences	(8)	(4)
Income taxed at non-current tax rates	(2)	4
Impact of unrecognized tax asset reductions	2	45
Unrecognized tax assets	(5)	—
Differences in France / foreign tax rates	—	3
Settlement of tax dispute	33	—

Consolidated tax charge	(2)	13

Effective tax rate	3.23%	13.27%

The settlement of the tax dispute concerns the territoriality of taxation of the capital gains generated on the disposal of Amadeus KG, which were taxed in France, in accordance with the analysis that had previously been confirmed by the French tax authorities (Service de la Législation Fiscale). The German tax authorities claimed that these capital gains should have been taxed in Germany. The case was submitted to the combined Franco-German commission and a compromise was found in the second half of the year. The German tax authorities agreed to scale their request down to 50% of the amount initially claimed and cancel all interest for late payment charged to Air France. The impact on the consolidated financial statements represents 38 million euros in net income and can be analyzed as follows:

•	reversal of the provision for liabilities : 33 million euros corresponding to the initial tax and 8 million euros corresponding to interest for late payment

•	tax charge of 17 million euros corresponding to the tax due in Germany

•	14 million euros of deferred tax income corresponding to the recognition of deferred tax asset on the tax charge to be paid to the German State and for which the French State granted deductibility retroactively.

12.3 – Deferred tax recorded on balance sheet

	In EUR millions
Year ended March 31,	2004	2003
Tax losses	383	243
Long-term capital losses	15	10
Pension provisions	214	198
Deferred charges	(64)	(53)
Capital gains on intra-group disposals	32	35
Tax-driven provisions	(367)	(388)
Difference between the tax bases and consolidated values of fixed assets	35	44
Other	(152)	17

Net deferred tax assets (note 19)	96	106

Net tax assets are restricted according to the capacity of each tax entity to recover its assets in the near future.

Air France Group

12.4 – Unrecorded tax assets

Unrecorded tax assets relating to timing differences and carry forwards may be carried forward as follows:

	Tax bases in EUR millions
As of March 31,	2004	2003
Net timing differences - assets	7	5

Carryforward tax losses for utilization	—	211

Y+1 - Y+3		127
Y+4 - Y+5		84
6 years and beyond

Losses for carryforward indefinitely	255	50

Total at standard rate	262	266

Reduced rate tax credits	—	4

These unrecognized tax assets represent future tax savings and, as of March 31, 2004, correspond essentially to loss carry forwards of subsidiaries prior to the Group tax consolidation.

In accordance with Article 89 of the French Finance Law (loi de finances) for 2004, approved on December 18, 2003, tax losses may now be carried forward for an unlimited period of time. These new provisions will be applied to financial years starting as of January 1, 2004, as well as to losses to be carried forward at the end of the financial year preceding January 1, 2004.

13. EARNINGS PER SHARE

	In number of shares
Year ended March 31,	2004	2003
Weighted average of :
- Ordinary shares issued	219,780,887	219,780,887
- treasury stock held regarding stock option plan	(1,249,464)	(1,249,464)
- treasury stock held to regulate stock market price	(1,621,935)	(1,262,371)

Number of shares used in the calculation of basic earnings per share	216,909,488	217,269,052

Number of shares used in the calculation of diluted earnings per share	216,909,488	217,269,052

Income used to calculate earnings per share breaks down as follows:

	In EUR millions
Year ended March 31,	2004	2003
Income used to calculate basic net eanings per share	93	120

Income used to calculate diluted net eanings per share	93	120

Air France Group

14. CONSOLIDATED GOODWILL AND INTANGIBLE FIXED ASSETS

	In EUR millions
	2004			2003
As of March 31,	Gross value	Amortization & depreciation	Net book value	Gross value	Amortization & depreciation	Net book value
Purchased goodwill	363	246	117	365	229	136
Consolidation goodwill	214	119	95	216	104	112
Other intangible fixed assets	157	125	32	148	113	35

Total	734	490	244	729	446	283

Consolidated goodwill essentially concerns the regional airlines acquired between March and September 2000 and is amortized over a ten-year period, with accelerated amortization of EUR 47 million for the year ended March 31, 2001.

The movement in the net book value of intangible fixed assets are as follows:

	In EUR millions
As of March 31,	2004	2003
Opening balance	283	315
Additions	17	21
Charge to amortization of goodwill	(15)	(16)
Charge to amortization of other intangible fixed assets	(37)	(37)
Disposals	(3)	(2)
Impact of changes in scope of consolidation	—	—
Exchange fluctuations	—	—
Transfers	(1)	2

Closing balance	244	283

Air France Group

15. PROPERTY AND EQUIPMENT

	In EUR millions
	Flight equipment				Other property and equipment
	Owned aircraft	Leased aircraft	Other	Total	Land and buildings	Equipment and fittings	Other	Total	TOTAL
Gross value as of March 31, 2003	7,788	2,229	1,802	11,819	1,049	593	731	2,373	14,192

Additions	405	94	527	1,026	118	34	90	242	1,268
Disposals	(863)	(86)	(371)	(1,320)	(28)	(17)	(54)	(99)	(1,419)
Changes in scope of consolidation	—	—	—	—	—	2	—	2	2
Exchange fluctuations	—	—	—	—	—	—	—	—	—
Transfers	358	(177)	(167)	14	26	(18)	(10)	(2)	12

Gross value as of March 31, 2004	7,688	2,060	1,791	11,539	1,165	594	757	2,516	14,055

Accumulated depreciation as of March 31, 2003	3,340	691	504	4,535	600	435	460	1,495	6,030

Charge to depreciation	556	155	285	996	59	34	58	151	1,147
Releases on disposal	(538)	(62)	(370)	(970)	(18)	(16)	(53)	(87)	(1,057)
Changes in scope of consolidation	—	—	—	—	—	2	—	2	2
Exchange fluctuations	—	—	—	—	—	—	—	—	—
Transfers	105	(95)	17	27	(1)	(19)	20	—	27

Accumulated depreciation as of March 31, 2004	3,463	689	436	4,588	640	436	485	1,561	6,149

Net book value as of March 31, 2004	4,225	1,371	1,355	6,951	525	158	272	955	7,906

Gross value as of March 31, 2002	7,295	2,524	1,888	11,707	1,002	567	686	2,255	13,962

Impact of changes in accounting policies (of note 1.1)	215	61	(46)	230	—	—	—	—	230
Additions	516	102	549	1,167	27	29	114	170	1,337
Disposals	(773)	(126)	(386)	(1,285)	(6)	(14)	(41)	(61)	(1,346)
Changes in scope of consolidation	—	—	—	—	2	5	7	14	14
Exchange fluctuations	—	—	—	—	—	—	(1)	(1)	(1)
Transfers	535	(332)	(203)	—	24	6	(34)	(4)	(4)

Gross value as of March 31, 2003	7,788	2,229	1,802	11,819	1,049	593	731	2,373	14,192

Accumulated depreciation as of March 31, 2002	2,984	705	572	4,261	554	415	439	1,408	5,669

Impact of changes in accounting policies (of note 2.1)	127	75	(34)	168	—	—	—	—	168
Charge to depreciation Concorde	—	—	45	45	—	—	—	—	45
Charge to depreciation	554	158	305	1,017	50	32	59	141	1,158
Releases on disposal	(339)	(233)	(384)	(956)	(5)	(13)	(40)	(58)	(1,014)
Changes in scope of consolidation	—	—	—	—	—	2	4	6	6
Exchange fluctuations	—	—	—	—	—	—	—	—	—
Transfers	14	(14)	—	—	1	(1)	(2)	(2)	(2)

Accumulated depreciation as of March 31, 2003	3,340	691	504	4,535	600	435	460	1,495	6,030

Net book value as of March 31, 2003	4,448	1,538	1,298	7,284	449	158	271	878	8,162

The net book value of aircraft acquired subject to a reservation of ownership clause totaled EUR 358 million as of March 31, 2004 (EUR 356 million as of March 31, 2003).

The net book value of other property and equipment financed under capital lease amounts to EUR 172 million as of March 31, 2004 (EUR 78 million as of March 31, 2003). Over the course of the 2003/2004 financial year, Air France refinanced its head office.

Air France Group

16. INVESTMENTS

	In EUR millions
As of March 31,	2004	2003
Investments in equity affiliates	336	316

Investments in non-consolidated companies	128	125
Loans and receivables relating to investments	142	107
Other financial assets	89	98

Other investments, gross	359	330

Provisions for impairment	(91)	(70)

Other investments, net	268	260

Of which less than one year	11	25

Investments in non-consolidated companies consist of securities which the Company considers of strategic interest and which it intends to hold long-term, together with equity interests in companies over which the Company does not exercise any significant influence.

Other financial assets mainly consist of guarantee deposits and loans (i.e. 1% construction contributions, the Company’s Central Employee Committee, personnel, etc.).

16.1 - Equity affiliates

The Company’s share in the net equity and net income of equity affiliates is as follows:

	In EUR millions
	AMADEUS GTD	AFPL	ALPHA PLC	OTHERS	TOTAL
As of March 31, 2002	203	32	48	20	303

Translation adjustments	—	(7)	(5)	(2)	(14)
Distributions	(9)	—	(3)	—	(12)
Change in structure	—	—	—	—	—
Net income/(Loss) of entity	33	—	4	(1)	36
Ajustments	3	(10)	—	—	(7)

Share in net income of equity affiliates	36	(10)	4	(1)	29
Transfers	—	10	—	—	10

As of March 31, 2003	230	25	44	17	316

Translation adjustments	—	(3)	(6)	—	(9)
Distributions	(7)	(8)	(2)	(1)	(18)
Change in structure	—	—	0	(2)	(2)
Net income/(Loss) of entity	37	—	2	2	41
Ajustments	8	4	—	0	12

Share in net income of equity affiliates	45	4	2	2	53
Transfers	—	(4)	—	—	(4)

As of March 31, 2004	268	14	38	16	336

As of March 31, 2004, the ownership structure of the Amadeus Group was as follows: Air France (23.4%), Iberia (18.3%), Lufthansa (5%) and the public (53.3%). Over the year, Lufthansa sold off 13% of the Amadeus GTD share capital to the public.

The Company leases aircraft from Air France Partnairs Leasing (AFPL) through various operating leases.

Air France Partnairs Leasing is held 45% by the Company as of March 31, 2004 and 2003. The other stockholders are financial institutions.

Alpha PLC is held 27% by Servair, 31% by institutional investors and 42% by the public.

Air France Group

16.2 - Simplified accounts of equity affiliates

The published accounts of the major equity affiliates are presented below.

As part of the consolidation of the Group’s financial statements, adjustments are made to the accounts of equity affiliates, mainly in respect of internal transactions with société Air France (transfers of assets).

•	Amadeus GTD (consolidated accounts)

The simplified consolidated accounts include Amadeus Global Travel Distribution SA., domiciled in Spain and its consolidated subsidiaries (the “Group”).

The Group is a leader in information technology, serving the marketing, sales and distribution needs of a global travel and tourism industry. Its world-wide data network and database of travel information are used by travel agencies and airlines sales offices. Today travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies and newer groups of providers such a ferry, rail, cruise, insurance and tour operators.

The Group provides the above-mentioned services through a computerized reservation system (“CRS”). Additionally, the Group provides services through its new e-commerce channel of distribution and through information technology (IT) services and solutions to airline industry which includes inventory management and passenger departure control.

Income statement	In EUR millions
Year ended December 31,	2003	2002
Operating revenues	1,929	1,856
Operating income	321	307
Including net charges to depreciation, amortization and provisions	(212)	(184)

Net income	160	147

Balance sheet	In EUR millions
As of December 31,	2003	2002
Fixed assets	998	913
Current assets	539	567

Total assets	1,537	1,480

Stockholders’ equity	759	623
Short and long-term debt and capital leases	280	326
Other liabilities	498	531

Total liabilities and stockholders’ equity	1,537	1,480

Air France Group

•	AFPL (statutory)

The activity of AFPL consist to rent aircraft. At March 31, 2004 AFPL owns 4 B747.

Income statement	In EUR millions
Year ended December 31,	2003	2002
Operating revenues	16	26
Operating income	1	2
Including net charges to depreciation, amortization and provisions	(15)	(24)

Net income	0	1

Balance sheet	In EUR millions
As of December 31,	2003	2002
Fixed assets	42	70
Current assets	13	23

Total assets	55	93

Stockholders’ equity	31	59
Short and long-term debt and capital leases	19	28
Other liabilities	5	6

Total liabilities and stockholders’ equity	55	93

•	Alpha Airports PLC (consolidated accounts)

The simplified consolidated accounts include Alpha Airports PLC, domiciled in England, and its consolidated subsidiaries (the “Group”).

The Group provides retailing and catering services for airlines and airports. The Group operates from over 150 retailing and catering outlets in 69 airports in 11 countries across 5 continents.

The Group flight services serves airline companies by offering a comprehensive range of catering logistics, flight catering and management services for over 100 airlines. The Group also provides In-flight retail management services.

Alpha Retail serves airport customers by offering purpose-designed retailing and catering services. The Group operate stores at 12 UK airports, 2 airports in North America and 3 airports in the Indian Sub-Continent.

Income statement	In EUR millions
Year ended January 31,	2004	2003
Operating revenues	662	608
Operating income	33	33
Including net charges to depreciation, amortization and provisions	(15)	(15)

Net income	14	19

Balance sheet	In EUR millions
As of January 31,	2004	2003
Fixed assets	107	102
Current assets	89	76

Total assets	196	178

Stockholders’ equity	83	74
Short and long-term debt and capital leases	11	10
Other liabilities	102	94

Total liabilities and stockholders’ equity	196	178

Air France Group

16.3 – Group transactions with equity affiliates

The major transactions by the Company with equity affiliates were as follows:

	In EUR millions
	2004		2003
Fiscal year ended March 31, In the accounts of Air France Group	Amadeus GTD	AFPL	Amadeus GTD	AFPL
Income statement
Operating revenues	115	—	118	—
External expenses	189	16	188	27

Balance sheet
Other accounts receivable	25	—	23	—
Other payables	34	1	34	2

•	Fees paid and received in respect of reservation systems (AMADEUS):

Amadeus GTD SA, through its subsidiaries, markets, develops and manufactures a computerized reservation system.

The Company receives fees for the distributor services performed on behalf of Amadeus, as well as in respect of on-line assistance and travel agency training. These services are rendered by the Company’s subsidiary Amadeus France, a distributor on the French market. Furthermore, the Company receives commissions from Amadeus for issues made with its own agencies. These fees and commissions totaled EUR 115 million for the year ended March 31, 2004 (EUR 118 million for the year ended March 31, 2003).

Furthermore, the Company pays Amadeus GTD SA booking fees in connection with use of the Amadeus reservation system. These fees totaled EUR 189 million for the year ended March 31, 2004 (compared to EUR 188 million in the year 2002/2003).

•	Operating leases -AFPL:

The Company leases aircraft from its subsidiary Air France Partnairs Leasing through various operating leases. These fees totaled EUR 16 million for the year ended March 31, 2004 (compared to EUR 27 million the previous year).

Air France Group

16.4 – Investments in non-consolidated companies

The breakdown of net book value of investments in non consolidated companies (EUR 81 million) is as follows :

	In EUR millions
As of March 31, 2004	Net book value	% holding	Equity	Net income (loss)	Year end
Opodo	26	22.9%	31	(88)	Dec-02
Alitalia	23	2.0%	1,768	93	Dec-02
Austrian Airlines	9	1.5%	604	46	Dec-03
Voyages Fram	9	8.7%	159	4	Dec-02
Autres	14	—	—	—	—

	In EUR millions
As of March 31, 2003	Net book value	% holding	Equity	Net income (loss)	Year end
Opodo	48	22.9%	31	(88)	Dec-02
Alitalia	23	2.0%	1,768	93	Dec-02
Austrian Airlines	11	1.5%	557	43	Dec-02
Voyages Fram	9	8.7%	158	5	Dec-01
Autres	15	—	—	—	—

The change in this item is primarily due to the 26 million euro impairment in the value of the equity interest in Opodo.

17. INVENTORY

	In EUR millions
As of March 31,	2004	2003
Aeronautical spare parts	136	172
Other supplies	60	61
Production work in progress	3	52

Gross value	199	285

Valuation allowance	(48)	(65)

Net book value	151	220

Air France Group

18. TRADE AND OTHER RECEIVABLES

	In EUR millions
As of March 31,	2004	2003
Passenger operations	693	618
Cargo operations	200	231
Maintenance operations	401	271
Airlines	308	291
Other trade receivables	143	110

Valuation allowance	(94)	(89)

Total (1)	1,651	1,432

Suppliers with debit balances	120	150
State	56	83
Group and associates	5	10
Other	169	177
Prepayments and accrued income	149	176

Provision	(5)	(4)

Total (2)	494	592

(1) Due > 1 year	—	—
(2) Due > 1 year	—	—

19. INCOME TAX RECEIVABLE

	In EUR millions
As of March 31,	2004	2003
Current tax	5	5
Deferred tax (note 12.3)	96	106

Total	101	111

Portion > 1 year	96	104

Air France Group

20. MARKETABLE SECURITIES

The market value of financial instruments is disclosed in note 27.5 below.

	In EUR millions
	Net book value
As of March 31,	2004	2003
Original maturity more than three months and/or subject to exchange rate risk
Treasury shares (note 21.2)	19	11
Negotiable debt securities	2	279
Bonds	—	—
Mutual funds (Sicav)	—	—
Bank deposits	93	3

Sub-total	114	293

Original maturity less than three months with no exchange rate risk
Negociable debt securities	30	44
Mutual funds (Sicav)	1,332	672
Bank deposits	2	30

Sub-total cash equivalents	1,364	746

Total	1,478	1,039

21. STOCKHOLDERS’ EQUITY

21.1 – Common stock

As of March 31, 2004 and 2003, the common stock of the Company totaled EUR 1,868 million, comprising fully paid up shares of EUR 8.5 nominal value each.

21.2 – Breakdown of stock and voting rights

	% stock		% of voting rights
As of March 31,	2004	2003	2004	2003
French state	54.0	54.4	54.6	55.1
Employees and former employees (1)	12.8	12.9	12.9	13.1
Treasury shares (2)	1.1	1.3	—	—
Other	32.1	31.4	32.5	31.8

Total	100	100	100	100

(1)	Personnel and former employees identified in funds or by a Sicovam code.

(2)	The general shareholders meeting from September 28, 1999 has adopted a plan for purchasing its own shares in order to provide certain categories of its personnel with incentive plans. The number of shares maximum authorised to be purchased was 3,525,000 . Within this autorisation, the compagny purchased 1,249,464 of its own shares during the period ending March 31, 2000 that are classified as marketable securities. As of March 31, 2004, the Company also held 1,185,847 of its own shares (0.5% of common stock) in accordance with the share buyback program authorized by the General Meeting of September 25, 2002, which are classified as a reduction of shareholdres’equity (see note 21.3).

Each share is entitled to one vote.

As of March 31, 2004 and 2003, the percentage of shares and voting rights owned by members of the Company’s executive committee was to the best of our knowledge less than 0.5% of the outstanding shares.

Air France Group

21.3 – Treasury stock

As of March 31, 2004, Air France held 1,185,847 of its own shares (0.5% of common stock) in accordance with the share buyback program authorized by the General Meeting of September 25, 2002.

21.4 – Other securities giving access to common stock

As of March 31, 2004, there were no securities giving access to the common stock of Air France.

21.5 – Additional paid-in capital

Additional paid-in capital represents the difference between the nominal value of equity securities issued and the value of contributions in cash or in kind received by the Company.

21.6 – Retained earnings (accumulated deficit)

	In EUR millions
As of March 31,	2003	2002
Distributable reserves	366	599
Accumulated deficit	—	—
Other reserves	1,501	1,168
Treasury stock	(18)	(25)
Net income (loss)	93	120

Total	1,942	1,862

Distributable reserves mainly comprise that part of parent company reserves appropriated to reserves by annual stockholder meetings and special reserves of long-term capital gains taxed at reduced rates.

Other reserves include the aggregate results of consolidated subsidiaries and the “Légale réserve” of Air France SA.

French company law requires that Air France allocate 5% of its unconsolidated statutory net result (as determined on a parent company basis) for each year to its legal reserves before dividends may be paid with respect to that year. Net profits must be so allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital of Air France. This restriction on the payment of dividends also applies to each of our French subsidiaries on an individual unconsolidated basis. At March 2004, air France’s legal reserve was 45.7 million euros, or 2.4% of the aggregate nominal value of issued and outstanding capital.

The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

Air France Group

22. PROVISIONS FOR LIABILITIES AND CHARGES

	In EUR millions
As of March 31,	2004	2003
Provisions for pensions and for termination payments on retirement	636	581
Provisions for restitution for aircraft under operating leases	275	307
Restructuring provisions	13	11
Provisions for third party litigations	23	39
Other provisions for liabilities and charges	92	157

Total	1,039	1,095

Of which short-term	261	193

Air France Group

The movement in the book value of the provisions for liabilities and charges are as follows :

	In EUR millions
Year ended March 31,	2004	2003
Opening balance	1,095	937
Charges
- Operating	248	206
- Financial	—	22
- Restructuring	10	8
Releases for consomption
- Operating	(236)	(151)
- Financial	—	(1)
- Restructuring	(8)	(7)
- Tax	(17)	—
Releases of provisions no longer required
- Operating	(21)	(19)
- Financial	(9)	—
- Tax	(16)	—
Impact of changes in accounting policies(1)	—	82
Transfers	(7)	21
Change in group structure	—	(3)

Closing balance	1,039	1,095

(1)	Represents the recognition at the opening balance sheet date of the provision for restitution for aircraft under operating leases (EUR270 million) and the cancellation of the provision for airframe maintenance operations as of March 31, 2002 (EUR 188 million).

22.1 - Pension schemes for employees in France

The Company previously maintained an independent pension plan for its ground staff administered by the Caisse de Retraite Air France (CRAF). This plan was terminated and incorporated into the AGIRC-ARCCO national retirement fund as at January 1, 1993. Upon incorporation, current pensions and entitlements were made subject to a formal company agreement, under whose terms:

Retirees as of December 31, 1992 continue to benefit from an overall guarantee of income, revalued in terms of Air France pension points, from which external pensions are deducted at actual value (social security, as well as ARCCO and AGIRC at their reconstituted values).

Employees and former employees in service as of December 31, 1992 were granted an additional pension benefit, expressed in terms of Air France pension points, independent from all other external pension plans.

CRAF is therefore still responsible for the benefits with respect to employees who contributed up to December 31, 1992. As the pension fund created by the Company was insufficiently funded, a top-up plan was introduced. This plan, administered by CRAF is jointly funded by the Company and CRAF, under the following terms:

From January 1, 1993 and until the existing pension fund is exhausted, CRAF bears 50% of the cost of any shortfall between pensions paid and fund revenues.

Air France undertakes to offer an identical contribution and, as soon as the existing pension fund has been used up, to bear the full cost of pensions payable under the initial CRAF pension plan.

The Company is under no additional obligation with regard to entitlements for the period after January 1, 1993.

Air France Group

The following table shows a reconciliation between the valuation of pension commitments of CRAF and the provisions recorded in the consolidated financial statements:

	In EUR millions
As of March 31,	2004	2003
Defined benefit obligation	911	877
Fair value of plan assets	613	590

Projected benefit obligation in excess of plan assets	(298)	(287)

Unrecognized net actuarial gains (losses)	21	25

Provisions for pensions	319	312

Of which short-term	18	17

The charge with respect to obligations of the CRAF is EUR 13 million for the year ended March 31, 2004 (compared to EUR 10 million for the year ended March 31, 2003).

	In EUR millions
As of March 31,	2004	2003
Interest cost on projected benefit obligations	(44)	(45)
Amortization of actuarial gains (losses)	—	3
Expected return on plan assets	30	32

Net charge	(14)	(10)

The effective return on the CRAF plan assets 13.2% for the year ended March 31, 2004 (0.7% for the prior year). Amounts paid by the Company to the CRAF totaled EUR 8 million for the year ended March 31, 2004 and 24 million euros for the prior year.

The assumptions used in the valuation of pension commitments are as follows:

As of March 31,	2004	2003
Gross discount rate	5.00%	5.25%
Rate of increase of CRAF points	1.70%	1.20%

22.2 - Foreign pension schemes and termination benefit schemes in France and abroad

In addition to defined benefit pension schemes for employees in France, the Company grants various defined pension benefits to its employees abroad and termination benefit schemes.

The major foreign employee benefit liabilities of the Company are located :

•	in the USA, linked to two defined benefit pension plans which are overfunded;

•	in the UK, where employees of the local representation office and local subsidiaries are granted a supplemental pension benefit administered through a specific pension fund;

•	in Japan, where employees benefit from a supplemental pension plan and lump -sum termination payments.

In addition to this, almost all other foreign representation offices grant termination benefits or lump -sum payments to their employees.

Employees in France benefit from 2 specific schemes :

•	a retirement lump -sum scheme for all employees ;

•	an additional retirement indemnity scheme.

For all schemes identified as material, an actuarial valuation as of March 31, 2003 was performed, using the projected unit credit method and :

•	turn-over rates for active employees, mortality rates, salary increase scales;

•	retirement age assumptions ranging from 51 to 65 for French employees, and depending on the various local economic and demographic contexts for employees of foreign entities;

•	discount rates : 5% for French entities and ranging from 2% to 9% for foreign entities

•	long term expected rates of return on pension plan assets ranging from 4% to 15%.

Air France Group

The following table shows the amounts recorded in the balance sheet :

	In EUR millions
As of March 31,	2004	2003
Defined benefit obligation	738	650
Fair value of plan assets	(394)	(371)

Projected benefit obligations in excess (less) than plan assets	344	279

Unrecognized net actuarial gains (losses)	(33)	(37)
Unrecognized prior services cost	(24)	—
Unrecognized surplus	18	18
Net obligation in the balance sheet of subsidiaries	12	9

Net obligation in the balance sheet	317	269

Retirement charges include the following components:

	In EUR millions
As of March 31,	2004	2003
Current service cost	(35)	(29)
Interest cost	(35)	(35)
Amortization of actuarial gains (losses)	(1)	1
Amortization of prior services cost	(2)	—
Expected return on plan assets	26	34
Net retirement charge of subsidiaries	(3)	(9)

Net retirement charge	(50)	(38)

The assumptions used in the valuation of retirement benefit obligations are as follows:

	Au 31 mars 2004		31 mars 2003
As of March 31,	France	Abroad	France	Abroad
Gross discount rate	5.00%	2 to 9%	5.25%	2 to 10%
Gross rate of increase in salaries	1.5% to 4.5%	2 to 12%	2.8 to 5.1%	2 to 9%

The Company does not disclose details of balance sheet reconciliations or effective rates of return at the individual program level.

Air France Group

23. SHORT AND LONG-TERM DEBT AND CAPITAL LEASES

	In EUR millions
As of March 31,	2004	2003
Perpetual subordinated loan stock	116	169
Bonds	18	187
Capital-lease obligations	1,453	1,413
Other long-term loans	2,461	1,914
Accrued interest not yet due	43	47
Bond redemption premiums	—	—

Long-term debt and capital leases (1)	4,091	3,730

Borrowings with short-term original maturities
Commercial paper	—	150
Short-term bank finance facilities and similar facilities	289	267

Short-term debts	289	417

Total short and long-term debt and capital leases	4,380	4,147

(1) Less than one year	429	548

Total secured debts totaled EUR 2,737 million as of March 31, 2004 (compared to EUR 2,724 million for the year ended March 31, 2003).

Various assets, principally aircraft, having an aggregate book value of 1,284 million euros and 1,311 million as of March 31, 2004 and 2003, respectively were pledged as security under various loan agreements.

On August 8, 2001, Air France signed the opening of a revolving, syndicated multi-currency credit line in the amount of EUR 1 billion for a period of five years, unused as of March 31, 2004. In addition, the Company benefits from a medium-term credit line in the amount of EUR 245 million (EUR 11 million drawn as of March 31, 2004), with repayment deadlines between April 2004 and October 2006.

23.1 - Perpetual subordinated loan securities (TDI)

The Company issued two of TDI perpetual subordinated loan securities, one in June 1989 and a second in May 1992, in the amounts of EUR 381 million and EUR 395 million respectively.

The first issuance was restructured in the year 1998/99: the original securities were bought back from their holders and were substituted by a perpetual non-subordinated loan issued under the same financial conditions (Euribor + 0.38 % for the first tranche of EUR 114 million and a fixed rate of 10% for the second tranche of EUR 267 million). Under the terms of issue, holders of the new securities will receive a nominal amount of interest from June 23, 2004. The lender securitized this loan in the form of units in a mutual debt fund of which the remaining units could be bought by Air France at any time.

The TDIs issued in 1992 bear interest at a fixed rate of 10.06%. Payment of interest is not subordinated, although the Board of Directors may decide to suspend payment thereof if net consolidated losses exceed 30% of stockholders’ equity and no dividend is paid. The securities were designated as subordinated financing following the conclusion of an issue agreement with certain trusts. The trusts thereby undertook, via a series of separate subscriber agreements, to buy back the securities after a period of 15 years, requiring an initial payment from the Company of EUR 94 million. The agreements also stipulate that the trusts will only receive a nominal interest from the sixteenth year onwards.

TDIs were recorded at the date of their issue under short and long-term debt net of amounts paid to the trusts, i.e. EUR 281 million for the 1989 issuance and EUR 301 million for the 1992 issuance. The perpetual loan which replaced the 1989 issuance is recorded in the same way.

Air France Group

Interest paid by the Company on the TDIs issued is recorded as an interest expense. Interest receivable on the zero-coupon bonds is credited to the interest charge and debited to the outstanding balance on the debts. The net balance of the loan is being written down over a period of 15 years.

The tax regime for perpetual subordinated loan stock was approved by the Tax Authorities and interest is henceforth deductible for the portion effectively received.

23.2 - Bonds

		In EUR millions
As of March 31,	Nominal	2004	2003
Bonds denominated in EUR	EUR
1993 bond at 7.5%	229	—	167
Other bonds		18	20

Total bonds denominated in EUR		18	187

Accrued interest payable		—	9
Bond redemption premiums		—	—

Total bonds		18	196

23.3 - Analysis by maturity date

	In EUR millions
As of March 31,	2004	2003
Matures in
Y + 1	429	548
Y + 2	523	354
Y + 3	600	489
Y + 4	312	538
Y + 5	435	270
> 5 years	1,792	1,531

Total	4,091	3,730

23.4 - Analysis by currency

The breakdown of all long-term debt and capital leases taking into account the effects of derivative financial instruments is as follows:

	In EUR millions
As of March 31,	2004	2003
Euro	3,720	3,252
USD	366	374
CHF	—	68
JPY	—	29
Other currencies	5	7

Total	4,091	3,730

Air France Group

24. INCOME TAX LIABILITY

	In EUR millions
As of March 31,	2004	2003
Current tax	21	5
Deferred tax	—	—

Total	21	5

Of which > 1 year	—	—

25. ADVANCE TICKET SALES

	In EUR millions
As of March 31,	2004	2003
Tickets	781	693
Frequent Flyer Program	80	90
Other	147	118

Total	1,008	901

26. OTHER PAYABLES

Other payables consist, for the most part, of salaries and other amounts owed to employees including corresponding social security contributions.

In addition, during 1997 and 1998, the Company sold its investment in Amadeus Data Processing (a subsidiary had been consolidated) and 33% of its investment in Amadeus France (which remains a consolidated subsidiary of the Company) to Amadeus G.T.D., an equity affiliate. The gains on disposal of these investments have been eliminated to the extent of Air France’s continuing investment in Amadeus G.T.D. These amount will continue to be deferred until such time as the Air France investment in Amadeus G.T.D. is reduced by sale or other means.

	In EUR millions
As of March 31,	2004	2003
Employee-related liabilities	491	467
Tax liabilities	193	166
Other	516	425

Total	1,200	1,058

Of which > 1 year	—	1

27. FINANCIAL INSTRUMENTS

27.1 - Exposure to interest rate risk

In order to manage interest rate risk on short-and long-term borrowings, the Company uses instruments with the following nominal values as of the balance sheet date:

	In EUR millions
As of March 31,	2004	2003
Fixed to variable-rate swaps	172	181
Variable to fixed-rate swaps	1,105	1,209

Air France Group

These instruments have different objectives:

•	Hedging price risk relating to fixed-rate short and long-term debt and capital leases: By contracting a fixed-rate debt, the company is exposed to an opportunity risk if the rate falls. Given the current position of market rates in comparison with fixed contractual rates on certain of its short and long-term debt and capital leases, société Air France entered into a number of fixed to variable-rate swaps.

•	Hedging of cash-flow risk relating to variable-rate short and long-term debt and capital leases: The Company has sought to fix the rate of certain variable-rate debts and thus entered into a number of variable to fixed-rate swaps.

Based on the above hedging arrangements, the Company’s interest rate exposure can be presented as follows:

- Financial assets and liabilities at fixed rates:

			In EUR millions
	Bases		Average rate of interest
	2004	2003	2004	2003
Fixed-rate financial assets	13	15	9.30%	7.02%

Perpetual subordinated loan securities	97	144	10.04%	10.04%
Bonds	—	99	6.54%	6.88%
Other long-term debt and capital leases	1,800	1,628	5.18%	4.82%
Short-term bank finance facilities and similar facilities	—	—	—	—

Fixed-rate financial liabilities	1,897	1,871	5.46%	6.36%

-Variable-rate assets and liabilities:
			In EUR millions
	Bases		Average rate of interest
	2004	2003	2004	2003
Variable-rate financial assets	163	403	2.25%	2.84%

Perpetual subordinated loan securities	19	25	2.70%	3.74%
Bonds	18	88	1.16%	1.57%
Other long-term debt and capital leases	2,114	1,699	3.12%	4.31%
Short-term bank finance facilities and similar facilities	289	417	2.04%	2.80%

Variable-rate financial liabilities	2,440	2,229	2.93%	3.96%

27.2 - Exchange rate risk

Current operations:

Although the Company’s reporting currency is the EURO (EUR), part of its cash flow is denominated in other currencies, such as the dollar (USD), the yen (JPY), the pound sterling (GBP) and the Swiss franc (CHF). Commercial activities also generate and incur income and expenses in foreign currency. The Company’s policy is to hedge against exchange risks relating to forecast cash surpluses or shortfalls in various currencies (USD, JPY, non-euro European currencies, etc.). Hedging takes the form of forward sales or purchases and/or option-based strategies.

Acquisitions of flight equipment :

Capital expenditure for flight equipment is denominated in US dollars. The Company hedges on the basis of projected fluctuations in the US dollar via forward sales and purchases and/or option-based strategies.

Long-term debt and capital leases:

A number of loans are denominated in foreign currency so as to diversify sources of funding and take into account cash surpluses generated in various currencies. In order to safeguard against the risk of exchange rate fluctuations on debt and capital leases currency swaps are used. This is a micro-hedging mechanism matched specifically to the borrowing to which it relates.

Air France Group

The nominal amounts of forward currency hedges and swaps are shown below, based on the nature of the hedging instrument used :

	Nominal amounts in EUR millions
As of March 31,	2004	2003
Operating hedges :
Forward sales
- JPY	124	—
- GBP	57	102
Maturity - min	April 2004	April 2003
- max	April 2006	October 2006
Forward purchases
- USD	—	37
Maturity - min		April 2003
- max		September 2003
Exchange rate options
- USD	206	—
- GBP	45	106
- JPY	—	4
Maturity - min	April 2004	April 2003
- max	March 2005	September 2004
Flight equipment acquisition hedging :
- forward purchases	1,274	30
- forward sales	—	—
- put options	—	200
Maturity - min	April 2004	April 2003
- max	May 2008	November 2003
Hedging of long-term debt and capital leases :
- currency swaps	—	276
Maturity - min		June 2003
- max		January 2004

27.3 - Commodity risk - fuel prices

In the normal course of its business, the Company conducts transactions on the petroleum products markets in order to effectively manage the risks related to its purchases of aircraft fuel.

The Company’s commitments on the crude and refined oil markets are shown below (nominal amounts):

	In EUR millions
As of March 31,	2004	2003
Petroleum swaps	25	202
Petroleum options	842	764
Maturity - min	April 2004	April 2003
- max	June 2007	March 2005

Air France Group

27.4 - Counterparty risk management

Transactions which potentially generate counterparty risk for the Company are as follows:

temporary financial investments,

derivatives,

trade receivables.

•	Financial investments are diversified investments in blue-chip securities negotiated with leading banks.

•	Company transactions in derivatives have the sole aim of reducing overall exposure to exchange rate and interest rate risks to which the Company is exposed in the normal course of business. Such transactions are limited to organized markets or over-the-counter transactions with first-class counterparties with no counterparty risk.

•	Counterparty risk relating to trade receivables is limited due to the large number and geographical diversity of customers comp rising the trade receivables portfolio.

As of March 31, 2004, the Company had not identified any specific counterparty risks relating to trade receivables.

27.5 - Market value of financial instruments

Market values of financial instruments are estimated for the most part using a variety of valuation methods, such as discounted future cash flows. However, the methods and assumptions used to provide the information set out below are theoretical in nature. They are subject to the following inherent limitations:

•	market values do not take into consideration the effect of subsequent fluctuations in interest or exchange rates,

•	estimated amounts as of March 31, 2004 and 2003 are not indicative of gains and/or losses arising upon maturity or in the event of cancellation of a financial instrument.

Application of alternative methods and assumptions may, therefore, have a significant impact on the estimated market values shown.

The methods used are as follows:

•	Cash, trade receivables, other receivables, short-term bank finance, trade payables and other payables.

The Company believes that, due to the short-term nature of the above, net book value can be deemed a reasonable approximation of market value.

•	Marketable securities, investments and other securities.

The market value of securities is determined based on the market price or the prices available on other similar securities markets. Where no benchmark exists, net book value is used, which is deemed a reasonable approximation of market value in this instance.

•	Loans and other long-term debts and capital leases.

The exchange and interest rate swaps are specifically hedged against long-term debt and capital leases. The market value of these long-term debt and capital leases and loans has been determined after having taken the hedged swaps into account. Variable-rate loans and other long-term debt and capital leases are recorded at net book value. The market value of fixed-rate loans and other long-term debt and capital leases is determined based on discounted future cash flows at market interest rates for instruments with similar features.

•	Off-balance sheet instruments.

The market value of off-balance sheet instruments corresponds to the amounts payable or receivable were the positions to be closed out as of March 31, 2004 and 2003 calculated using the year-end market rate.

Air France Group

Market values calculated in this way are shown in the table below:

	In EUR millions
	2004		2003
As of March 31,	Net book value	Estimated market value	Net book value	Estimated market value
Balance sheet
Investment securities	81	76	104	90
Loans
- fixed-rate	4	4	4	4
- variable-rate	36	36	11	11
Marketable securities	1,478	1,478	1,039	1,039
Bonds
- fixed-rate	—	—	99	105
- variable-rate	18	18	88	88
Perpetual subordinated loan securities	116	155	169	182
Other loans and long-term debt and capital leases
- fixed-rate	1,800	1,822	1,628	1,723
- variable-rate	2,114	2,114	1,699	1,697
Other short-term loans and long-term debt and capital leases	289	289	417	417

Off-balance sheet (1)
Treasury management instruments
- exchange rate options	—	5	—	(2)
- forward currency contracts	—	21	—	(14)
- currency swaps	—	—	—	28
commodity instruments
- petroleum swaps	—	154	—	29

(1)	For off-balance sheet financial instruments, the figures quoted as market values represent unrealized gains and losses as of March 31, 2004 and 2003.

Air France Group

28. LEASES

28.1 - Capital leases

	In EUR millions
As of March 31,	2004	2003
Aircraft
Minimum lease payments by maturity
Y + 1	161	202
Y + 2	134	162
Y + 3	281	134
Y + 4	172	258
Y + 5	100	174
> 5 years	591	644

Total	1,439	1,574

Of which interest	185	229

Aircraft capital leases	1,254	1,345

Buildings
Minimum lease payments by maturity
Y + 1	20	11
Y + 2	21	11
Y + 3	22	11
Y + 4	21	11
Y + 5	19	10
> 5 years	127	21

Total	230	75

Of which interest	34	11

Building capital leases	196	64

Equipment capital leases	3	4

Total capital leases	1,453	1,413

28.2 - Operating leases

	In EUR millions
As of March 31,	2004	2003
Aircraft
Minimum lease payments by maturity
Y + 1	502	465
Y + 2	467	466
Y + 3	388	404
Y + 4	319	328
Y + 5	241	257
> 5 years	370	439

Total	2,287	2,359

For practical reasons, it is not Company policy to disclose the schedule of minimum payments for other operating leases.

Air France Group

29. FLIGHT EQUIPMENT ORDERS

Due dates for commitments in respect of flight equipment orders are as follows:

	In EUR millions
As of March 31,	2004	2003
Y + 1	779	661
Y + 2	839	1,065
Y + 3	332	849
Y + 4	375	530
Y + 5	590	301
> 5 years	261	740

Total	3,176	4,146

These commitments relate to the amounts in USD which are converted into Euros at the year-end exchange rate.

In the 2003-2004 financial year, changes in the number of Air France’s orders primarily reflect moves to continue rolling out the delivery schedules in connection with existing orders. In this way, the Company received eight company-owned aircraft between April 1, 2003, and March 31, 2004: two A330-200s, one A320 and five A318s. Over this period, no new commitments or orders were made or options taken up, since the main decisions regarding the renewal of the passenger and cargo fleet had already been ratified and incorporated into contracts with manufacturers.

Medium-haul fleet

The main event over this period was the introduction of the A318, which began in October 2003. As of March 31, 2004, five planes have been delivered to Air France, with a sixth A318 to be delivered in April 2004, taking the fleet in operation up to six by the summer of 2004. In this way, the fleet is moving on to the last stage in its streamlining process centered on these four models from the A320 family. This process will end with the last of the B737s scheduled to be retired in the winter of 2006-2007. The last nine planes from the order are scheduled to be delivered over the next few financial years, in line with the B737 fleet retirement plan.

In connection with the “A320 Family” contract, Air France received one A320 in December 2003.

Furthermore, the last two firm orders as part of this contract, deliverable in April 2005 and March 2006 respectively, have been changed from A320s to A319s.

The four planes (two A320s, one A321 and one A319), included in the storage operation decided on in the fall of 2002, were still the property of the financing vehicle set up for this purpose as of March 31, 2004, although traffic forecasts have made it possible to begin taking them out of storage for the summer of 2004.

Long-haul fleet

In the fourth quarter, Air France received delivery of two company-owned A330-200s, one of which corresponded to the taking out of storage of one of the two planes included in the operation of deferral from fall 2002. In the summer of 2004, the fleet will be increased to thirteen A330-200s, with the introduction of one plane in connection with an operational leasing agreement at the end of March 2004. For this fleet, the number of orders pending as at March 31, 2004, included three aircraft: two new A330-200s to be delivered during the 2005-2006 financial year and a second stored plane, which is scheduled to enter into service in summer 2005.

Air France did not receive deliveries of any Boeing planes in the 2003-2004 financial year. At year-end, the orders placed with this manufacturer consisted primarily of the ten new long-haul 777-300ERs, which are scheduled to be brought into service in the 2004-2005 financial year, and the last 747-400ERF, which is to be delivered in June 2005.

Regional-company fleet

The regional companies received delivery of two CRJ 700s and two Embraer 145s.

Air France Group

Five planes (four A320 and one A330) were in storage as of March 31, 2004. The planes are owned by a financing company in which Air France has no equity interest. Had this company been consolidated, financial debt and flight equipment fixed assets would have increased by 171 million euros.

Company’s commitments concern the following aircraft:

Aircraft type	As of	To be delivered in	Y + 1	Y + 2	Y + 3	Y + 4	Y + 5	> 5 years
A 318	March 31, 2004	Firm orders	4	3	3	—	—	—
		options	—	—	5	2	—	3
	March 31, 2003	Firm orders	5	3	4	3	—	—
		options	—	—	3	4	3	—
A 319	March 31, 2004	Firm orders	1	2	—	—	—	—
		options	—	—	—	—	—	—
	March 31, 2003	Firm orders	1	—	—	—	—	—
		options	—	6	4	1	—	6
A 320	March 31, 2004	Firm orders	2	—	—	—	—	—
		options	—	1	2	1	—	—
	March 31, 2003	Firm orders	2	2	1	—	—	—
		options	—	—	—	—	—	—
A 321	March 31, 2004	Firm orders	1	—	—	—	—	—
		options	—	—	—	—	—	—
	March 31, 2003	Firm orders	1	—	—	—	—	—
		options	—	—	1	—	1	—
A 330	March 31, 2004	Firm orders	—	3	—	—	—	—
		options	—	1	2	2	—	1
	March 31, 2003	Firm orders	3	1	1	—	—	—
		options	—	1	3	2	—	—
A 380	March 31, 2004	Firm orders	—	—	—	3	5	2
		options	—	—	—	—	2	2
	March 31, 2003	Firm orders	—	—	—	3	2	5
		options	—	—	—	—	2	2
B 747	March 31, 2004	Firm orders	—	1	—	—	—	—
		options	—	—	—	—	—	—
	March 31, 2003	Firm orders	—	—	1	—	—	—
		options	—	—	—	—	—	—
B 777	March 31, 2004	Firm orders	3	5	2	—	—	—
		options	—	—	2	4	3	1
	March 31, 2003	Firm orders	—	4	6	—	—	—
		options	—	—	—	—	3	7
Embraer 145	March 31, 2004	Firm orders	1	5	2	—	—	—
		options	—	—	—	—	—	—
	March 31, 2003	Firm orders	2	3	3	2	—	—
		options	—	—	—	—	—	—
CRJ 700	March 31, 2004	Firm orders	1	1	—	—	—	—
		options	—	—	—	—	—	—
	March 31, 2003	Firm orders	3	1	—	—	—	—
		options	—	—	—	—	—	—

Air France Group

30. OTHER COMMITMENTS

30.1 - Commitments provided

	In EUR millions
As of March 31,	2004	2003
Call on investment securities	13	9
Put on investment securities	(2)	(2)

Total	11	7

Warranties, sureties and guarantees	16	35
Morgaged or secured assets	1,284	1,311

Other purchase	215	189

30.2 - Commitments received

	In EUR millions
As of March 31,	2004	2003
Warranties, sureties and guarantees	106	151
Other	9	6

Warranties, sureties and guarantees are comprised primarily of letter of credit received from financial institutions.

30.3 - Litigation and court action

To the company’s knowledge, there is no litigation, arbitration or exceptional event likely to have or have had in the recent past a significant impact on the financial position, net income, and assets of the company or the group.

39th hour litigation

Before it was reduced to 35 hours, the legal working week of ground staff as set by regulation in January 1995 was increased from 38 to 39 hours in connection with the “Reconstruire Air France” plan.

Beginning in 1999, more than 4,000 employees contested the modified working week before the courts, claiming payment for the 39th hour worked each week.

In September 2002, the Court of Cassation rendered several rulings in favor of the company, which should put an end to the current proceedings.

There are currently no risks to report. This dispute has now been settled.

Hall litigation

In June 2000, several travel agents residing in the state of North Carolina, USA, as well as the professional association to which they belonged (Association of Retail Travel Agents), launched a suit before a federal court of the state against several major US airlines for collusion, following a reduction in 1999 of commissions paid to the agents by these companies for the issue of tickets.

During 2002, these same travel agents gradually drew three major European airlines, including Air France, into the proceedings.

The suit initiated by the travel agents was recognized as a class action suit by the court hearing the case.

The amount of damages claimed jointly and severally against the airlines, for the alleged losses, totals USD 17,500,000,000. The amount could be tripled should the US legislation governing collusion be applied.

Air France believes the collusion charge is without merit and will seek its dismissal before the ruling court.

In its decision of October 30, 2003, the Court dismissed the travel agents’ claims and cleared all the US and European airlines involved in the suit.

The plaintiffs have appealed this decision before the Court of Richmo nd (Virginia).

Air France Group

No provision has been recorded in this regard.

TAM Travel litigation

A certain number of travel agents, who were initially plaintiffs in the Hall case, decided to sue individually before the Court of the State of California. This litigation is identical to the Hall case. Certain defendants have requested that the Tam Travel case be stayed until the appeal in the Hall case is decided. The judge rejected this request on May 3, 2004. As the consequence, the procedure is still pending.

No provision has been recorded in this regard.

Litigation between Servair and its employees

During 2000 and at the start of 2001, a considerable number of Servair employees launched a suit before the Labor Court for payment of backdated wages. The plaintiffs stated that the time spent when dining in the company restaurant constituted a period during which the employee is under the authority of the employer and should therefore be paid as for normal working hours. Conversely, Servair considered that the time spent on meals constituted an interruption in working time that is not entitled to remuneration.

In a definitive ruling on November 8, 2001, the Court of Appeal sided with the position argued by Servair.

Other suits representing a total of 471 individual claims initiated by Servair employees over this same issue are still before the courts. The Company has not recorded any provisions with respect to these disputes.

Security lawsuit in U.S

Certain beneficiaries of victims of the terrorist attacks on September 11, 2001, filed a lawsuit in New York at the end of 2003 against the airport authorities responsible for running the Newark, Washington and Boston airports, from which the planes used for the attacks took off.

As part of this case, all the subcontractors and airlines working at these airports have also been summoned, including Air France, which at the time of the attacks operated flights out of these three hubs.

The plaintiffs allege that the airport authorities, their subcontractors and the airlines in question are guilty of negligence, notably with regard to the choice of companies appointed to manage security at the aforementioned hubs.

Air France, which has an aviation policy covering its third-party liability up to 2 billion dollars, believes that the claim against it in this lawsuit is totally unfounded.

31. CASH FLOW STATEMENT

31.1 - Cash and cash equivalents

	In EUR millions
As of March 31,	2004	2003
Cash at bank	330	193
Cash equivalents (note 20)	1,364	746
Short-term bank finance and similar facilities (note 23)	(289)	(267)

Cash and cash equivalents	1,405	672

31.2 - Acquisition of subsidiaries and affiliates

In the 2003/2004 financial year, 6 million euros were invested in the acquisition of additional Servair securities and 4 million euros on the Opodo capital increase.

In the 2002/2003 financial year, investments corresponded primarily to the acquisition of a 2% equity interest in Alitalia for 23 million euros and 21 million euros as part of the ongoing program to invest in Opodo.

Air France Group

32. SUBSEQUENT EVENTS REVIEW

On April 5, 2004, Air France proposed a public exchange offer to holders of KLM ordinary shares. The exchange ratio was set at 11 Air France shares and 10 warrants for 10 KLM shares and 11 Air France American Depositary Shares (ADS), and 10 Air France American Depositary Warrants (ADW) for 10 KLM New York Registry Shares. Three Air France warrants would entitle holders to acquire and/or subscribe to two Air France shares at an exercise price of 20 euros per Air France share. The warrants have a maturity of three and a half years as of May 6, 2004, and may be exercised beginning on November 6, 2005. The ADWs will be subject to the same strike price and conditions for conversion into Air France shares or ADSs as the Air France warrants.

At the end of the offer period (May 3, 2004), KLM’s shareholders submitted 41,762,597 ordinary shares, including 7,708,460 New York Registry Shares. Accordingly, Air France issued 45,938,857 new shares and 41,762,597 warrants. The new breakdown of Air France’s capital is as follows: French government 44.7%, Air France employees 10.5%, Public 44.8%. Air France is a privatized company and its shares are listed on the Paris, Amsterdam and New York stock exchanges.

Air France has decided to launch a supplementary offer period, under the same conditions, which started on May 4, 2004, and is scheduled to end on May 21, 2004.

No material events were noted in this respect.

Air France Group

33. SCOPE OF CONSOLIDATION AT MARCH 31, 2004

	Address	Siren	Stock		% Interest	% control	Method	Year end
AIR FRANCE SERVICES LTD	Room 229 -Terminal 2 Office Block London Heathrow Airport -Hounslow MDDX TW6 1RR -GREAT BRITAIN	Foreign	7,000,000	abc	100	100	Fully consolidated	Dec-31
AMADEUS FRANCE	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	348 702 457	1,600		€74	66	Fully consolidated	Mar-31
AMADEUS FRANCE SERVICES	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	356 305 326	2,880,016		€42	57	Fully consolidated	Mar-31
AMADEUS GLOBAL TRAVEL DISTRIBUTION	Salvador de Madariaga 1 28046 Madrid - SPAIN	Foreign	27,898,000		€23	43	Equity method	Dec-31
CRMA	ZA de la Clef de Saint-Pierre BP 10F 78996 Elancourt	312 139 215	1,300,000		€100	100	Fully consolidated	Mar-31
GIE ITAB 320	45, rue de Paris 95747 Roissy CDG Cedex	347 907 636	—		100	100	Fully consolidated	Mar-31
HEATHROW CARGO HANDLING	Building 558-Shoreham road West Heathrow Airport -Hounslow MDDX TW6 3RN -GREAT BRITAIN	Foreign	800,000	gbp	50	50	Equity method	Dec-31
SODEXI	14 rue des Voyelles - BP 10301 Bat. AFE 3512 - Zone Fret 4 95703 Roissy CDG Cedex	347 960 825	2,400,000		€60	60	Fully consolidated	Mar-31
REENTON DEVELOPMENT LTD sub group
REENTON DEVELOPMENT LIMITED	Room 901, 9th Floor, Tien Cheung Hong Building - 77-81 Jervois Street - Sheung Wan - Hong Kong	Foreign	10,000	hkd	51	51	Fully consolidated	Dec-31
HANGXIN HITECH RESOURCES HOLDING LTD	Room 901, 9th Floor, Tien Cheung Hong Building - 77-81 Jervois Street - Sheung Wan - Hong Kong	Foreign	77,984	hkd	41	80	Fully consolidated	Dec-31
HARBIN HANGXIN AVIONICS CO. LTD	N°8, Bohaiyi Road, Jizhongqu, Hapin Road Harbin Economic Development Zone Harbin 150060 - China	Foreign	1,283,865	cny	41	80	Fully consolidated	Dec-31
GUANGZHOU HANGXIN AVIONICS CO. LTD	N° 2, Kexin Road, TIANHE, 510630 Guangzhou - China	Foreign	26,944,758	cny	41	80	Fully consolidated	Dec-31
SHANGHAI HANGXIN AERO MECHANICS CO. LTD	N° 12-C, Jinwen Road, Zhuqiao, Nanhui District, 201323 Shanghai - China	Foreign	3,476,424	cny	41	80	Fully consolidated	Dec-31
SINGAPORE HANGXIN AVIATION ENG. PTE	N° 66, Loyang Way Singapore 508756	Foreign	16,000	sgd	12	30	Equity method	Dec-31
SHANGDONG XIANGYU AERO-TECHNOLOGY SERVICES LTD	Yaoqiang International Airport, Jinan 250107, Shandong - China	Foreign	3,380,000	cny	8	20	Equity method	Dec-31
UILEAG HOLDING COMPANY sub group
UILEAG HOLDING COMPANY LTD	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
O’FIONNAGAIN HOLDING COMPANY LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 1 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 2 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 3 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 4 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 5 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 6 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 7 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 8 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 9 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 10 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 11 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 12 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 13 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 14 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 15 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31
TAKEOFF 16 LIMITED	5 Harbourmaster Place, International Financial Services Center, Dublin 1, Ireland	Foreign	1		€100	100	Fully consolidated	Mar-31

Air France Group

SCOPE OF CONSOLIDATION AT MARCH 31, 2004 (continued)

	Address	Siren	Stock		% Interest	% Control	Method	Year end
AIR FRANCE FINANCE sub group
AIR FRANCE FINANCE	45, rue de Paris 95747 Roissy CDG Cedex	341 178 697	200,000,000		€100	100	Fully consolidated	Mar-31
AIR AUSTRAL	BP 611 97473 Saint Denis de la Réunion	323 650 945	1,984,000		€30	30	Equity method	Mar-31
AIR FRANCE FINANCE IRELAND	69/71 st Stephen’s Green Dublin 2 IRELAND	Foreign	3,502,508	usd	100	100	Fully consolidated	Dec-31
AIR FRANCE PARTNAIRS LEASING NV	130 Schottegativeg Oost Curaçao - DUTCH WEST INDIES	Foreign	39,209,180	usd	45	45	Equity method	Dec-31
ALL AFRICA AIRWAYS	Les Cascades, Edith Cavell Street Port-Louis - Mauritius	Foreign	6,697,487	usd	51	51	Fully consolidated	Dec-31
BRIT AIR	Aéroport BP 156 29204 Morlaix	927 350 363	23,483,376		€100	100	Fully consolidated	Mar-31
CITY JET	Swords Campus, Balheary Road Swords Co. Dublin - IRLANDE	Foreign	5,079,968		€100	100	Fully consolidated	Mar-31
FREQUENCE PLUS SERVICES	51/59 avenue Ledru Rollin 94 200 Ivry sur Seine	347 944 259	2,288,000		€100	100	Fully consolidated	Mar-31
FPSEA	57 rue Ledru Rollin 94 200 Ivry sur Seine	449 171 222	1,000,000		€49	49	Proportionally consolidated	Dec 31
GIE JEAN BART	260 Bd Saint Germain 75007 Paris	430 337 766	—		10	10	Fully consolidated	Dec 31
GIE SURCOUF	260 Bd Saint Germain 75007 Paris	432 655 785	—		100	100	Fully consolidated	Mar-31
ICARE	Aéroport BP 156 29204 Morlaix	380 582 346	1,035,488		€100	100	Fully consolidated	Mar-31
PROTEUS DEVELOPPEMENT	Aéroport de Dijon Bourgogne 21600 Longvic	399 132 554	5,559,063		€100	100	Fully consolidated	Mar-31
PROTEUS FINANCE	Zone industrielle La Plaine - BP 134 42163 Andrezieux	428 865 141	40,000		€100	100	Fully consolidated	Mar-31
REGIONAL COMPAGNIE AERIENNE EUROPEENNE	Aéroport de Nantes Atlantique 44340 Bouguenais	335 351 920	100,000,000		€100	100	Fully consolidated	Mar-31
SOCIETE D’EXPLOITATION AERONAUTIQUE	45,rue de Paris 95747 Roissy CDG Cedex	379 316 276	38,112		€100	100	Fully consolidated	Mar-31
SOCIETE NOUVELLE AIR IVOIRE	Place de la République - Abidjan Côte d’Ivoire	Foreign	3,600,000,000	xof	39	76	Fully consolidated	Dec-31
TEAM TRACKERS	Olivova 4/2096 - 11000 Praha 1 Czech republic	Foreign	17,500,000	czk	49	49	Proportionally consolidated	Dec-31
SERVAIR sub group
SERVAIR (Cie d’exploitation des services auxiliaires aériens)	4 place de Londres Roissypole 95726 Roissy CDG Cedex	722 000 395	52,386,208		€94	94	Fully consolidated	Dec-31
ACNA	Bat. 3416 Modules 100 et 200 BP 10605 95724 Roissy CDG Cedex	382 587 558	250,000		€94	100	Fully consolidated	Dec-31
ACSAIR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	437 568 702	1,500,000		€48	51	Fully consolidated	Dec-31
AEROFORM	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	448 568 702	8,000		€94	100	Fully consolidated	Dec-31
AEROSUR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	432 219 940	40,000		€94	100	Fully consolidated	Dec-31
AFRIQUE CATERING	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	403 236 714	450,000		€48	51	Fully consolidated	Dec-31
AIR CHEF	Via Venezia Guilia 5/a Milano ITALY	Foreign	2,000,000		€30	25	Equity method	Dec-31
ALPHA AIRPORTS GROUP PLC	Europa House - 804 Bath road Cranford Middlesex TW5 9US GREAT BRITAIN	Foreign	17,068,000	gbp	26	27	Equity method	Jan-31
BRUNEAU PEGORIER	15 rue de la Grande Borne 77 990 Le Mesnil Amelot	572 129 377	1,365,500		€90	95	Fully consolidated	Dec-31
CARBAG	12 chemin des glirettes 95000 Le Thillay	382 587 558	10,000		€94	100	Fully consolidated	Dec-31
CENTRE DE PRODUCTION ALIMENTAIRE	16 rue de la Grande Borne 77990 Le Mesnil Amelot	380 885 129	1,500,000		€94	100	Fully consolidated	Dec-31
CULIN’AIR PARIS	8 rue des acacias 77230 Villeneuve sous Dammartin	430 048 959	914,760		€53	56	Fully consolidated	Dec-31

Air France Group

SCOPE OF CONSOLIDATION AT MARCH 31, 2004 (continued)

	Address	Siren	Stock		% Interest	% Control	Method	Year end
DAKAR CATERING	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	215,000,000	cfa	48	51	Fully consolidated	Dec-31
EUROPEAN CATERING SERVICES	The Corporation Trust Company 1209 Orange Street Wilmington DE 19801 USA	Foreign	4,860,000	usd	94	100	Fully consolidated	Dec-31
FLYING FOOD CATERING	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	920,000	usd	46	49	Equity method	Dec-31
FLYING FOOD MIAMI	1650 N.W - 70 th Avenue Miami, Florida 33299 USA	Foreign	6,000,000	usd	46	49	Equity method	Dec-31
FLYING FOOD SAN FRANCISCO	810 Malcom Road Burlingame California 94010 USA	Foreign	3,000,000	usd	42	44	Equity method	Dec-31
FLYING FOOD SERVICES	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	450,000	usd	46	49	Equity method	Dec-31
JET CHEF	Zone d’aviation d’affaires 93350 Aéroport du Bourget	382 587 541	380,000		€94	100	Fully consolidated	Dec-31
LOGAIR	4 place de Londres Roissypole 95726 Roissy CDG Cedex	443 014 527	40,000		€47	50	Proportionally consolidated	Dec-31
LOME CATERING SA	Aéroport de Lomé BP 3688 TOGO	Foreign	100,000,000	cfa	17	35	Equity method	Dec-31
MACAU CATERING SERVICES	Catering Building Macau International Airport Pac On Taipa - MACAU	Foreign	16,000,000	mop	16	34	Equity method	Dec-31
MALI CATERING	Aéroport de Bamako Sénou BP E3803 - Bamako MALI	Foreign	350,000,000	cfa	68	99	Fully consolidated	Dec-31
ORLY AIR TRAITEUR	1 rue du Pont des Pierres 91320 Wissous	384 030 680	5,700,000		€95	100	Fully consolidated	Dec-31
PASSERELLE	Route du Midi Bat. 3441 - BP 10605 95724 Roissy CDG Cedex	433 032 828	7,500		€94	100	Fully consolidated	Dec-31
PRESTAIR	1 rue du Pont de Pierre BP 61 - Wissous 91422 Morangis Cedex	429 723 737	7,500		€94	100	Fully consolidated	Dec-31
PMAIR	Bat. 3416 - Route du Midi 93290 Tremblay	437 927 882	8,000		€48	51	Fully consolidated	Dec-31
SEREP	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	30,600,000	cfa	32	33	Equity method	Dec-31
SERVAIR EUREST	Avenida 11 de Septiembre Poligono Mas Blau 08820 El Prat de Llobregat Barcelona - SPAIN	Foreign	710,797		€33	35	Equity method	Dec-31
SERVAIR SATS	PO Box 3 Singapoure Changi Airport 918141 SINGAPORE	Foreign	1,040,000	sgd	48	51	Fully consolidated	Dec-31
SERVANTAGE	12 chemin des glirettes 95000 Le Thillay	424 657 179	37,500		€94	100	Fully consolidated	Dec-31
SESAL	Aéroport Léon Mba PO Box 20303 Libreville - GABON	Foreign	250,000,000	cfa	38	40	Equity method	Dec-31
SOCIETE IMMOBILIERE AEROPORTUAIRE	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	722 003 795	1,905,000		€94	100	Fully consolidated	Dec-31
SKYCHEF	International Airport PO Box 450 Victoria - Point Larue Mahé - SEYCHELLES	Foreign	312,500	scr	52	55	Fully consolidated	Mar-31
SKYLOGISTIC	BP 121 69125 Lyon St Exupéry Aéroport	423 049 089	547,500		€94	100	Fully consolidated	Dec-31
SOGRI	Aéroport de Cayenne Rochambeau 97351 Matoury	320 750 763	225,000		€92	97	Fully consolidated	Dec-31
SORI	Zone de fret Nord Aéroport Pôle Caraïbes 97139 Abymes	322 055 187	50,000		€47	50	Fully consolidated	Dec-31
SPECIAL MEALS CATERING	16 rue de la Grande Borne 77990 Le Mesnil Amelot	429 627 474	7,622		€94	100	Fully consolidated	Dec-31

Air France Group

FLEET AS OF 31 MARCH 2004

AIR FRANCE FLEET

Aircraft	Owned	Finance lease	Operating lease	TOTAL 31/03/04	In operation 31/03/04
B747-400	9	1	5	15	15
B747-300/200	7	—	2	9	9
B777-200	14	2	9	25	25
A340-300	8	6	8	22	22
A330-200	3	1	9	13	12
B767-300	1	—	—	1	—

Long-haul fleet	42	10	33	85	83

B747-400	1	—	2	3	3
B747-200	5	1	4	10	10

Cargo	6	1	6	13	13

A321	8	2	2	12	12
A320	44	5	17	66	65
A319	17	4	18	39	39
A318	5	—	—	5	5
B737-300/500	6	3	16	25	23

Medium-haul fleet	80	14	53	147	144

Total Air France fleet	128	25	92	245	240

REGIONAL FLEET BRIT AIR

Aircraft	Owned	Finance lease	Operating lease	TOTAL 31/03/04	In operation 31/03/04
Canadair Jet 100	2	11	6	19	19
Canadair Jet 700	1	9	—	10	10
F100-100	1	—	9	10	10

Total	4	20	15	39	39

CITY JET

Aircraft	Owned	Finance lease	Operating lease	TOTAL 31/03/04	In operation 31/03/04
BAE146-200	1	—	14	15	15

Total	1		14	15	15

REGIONAL

Aircraft	Owned	Finance lease	Operating lease	TOTAL 31/03/04	In operation 31/03/04
BEECH1900	6	1	1	8	—
EMB120-ER	3	3	8	14	12
EMB135-ER	3	2	4	9	9
EMB145-EU/MP	1	9	17	27	27
F100-100	—	—	6	6	6
F70-70	—	—	3	3	3
SAAB 2000	—	—	6	6	6

Total	13	15	45	73	63

Total Regional fleet	18	35	74	127	117

TOTAL Air France Group	146	60	166	372	357

AIR FRANCE

CONSOLIDATED INCOME STATEMENT

	Fourth quarter ended			Year ended
	03.31.2004	03.31.2003		03.31.2004	03.31.2003
(In EUR million)	Pro forma			Pro forma
Operating revenues
Scheduled passenger	2,292	2,284	0,4%	9,465	9,713	-2,6%
Other air transport operations	209	195	7,2%	795	814	-2,3%

Total Passenger	2,501	2,479	0,9%	10,260	10,527	-2,5%
Cargo	308	315	-2,2%	1,264	1,314	-3,8%
Other cargo revenues	33	39	-15,4%	148	165	-10,3%

Total Cargo	341	354	-3,7%	1,412	1,479	-4,5%
Maintenance	128	131	-2,3%	508	540	-5,9%
Others	42	36	16,7%	157	141	11,3%

Total operating revenues	3,012	3,000	0,4%	12,337	12,687	-2,8%

Operating charges
Aircraft fuel	(328)	(333)	-1,5%	(1,302)	(1,369)	-4,9%
Chartering costs	(113)	(101)	11,9%	(414)	(415)	-0,2%
Aircraft operating lease costs	(108)	(123)	-12,2%	(458)	(522)	-12,3%
Landing fees & en route charges	(226)	(225)	0,4%	(913)	(934)	-2,2%
Catering	(67)	(76)	-11,8%	(296)	(319)	-7,2%
Handling charges & other operating costs	(185)	(196)	-5,6%	(756)	(768)	-1,6%
Aircraft maintenance costs	(101)	(110)	-8,2%	(381)	(477)	-20,1%
Commercial & distribution costs	(253)	(271)	-6,6%	(1,051)	(1,157)	-9,2%
Other external expenses	(301)	(307)	-2,0%	(1,183)	(1,213)	-2,5%

External expenses	(1,682)	(1,742)	-3,4%	(6,754)	(7,174)	-5,9%

Salaries & related costs	(1,031)	(957)	7,7%	(4,079)	(3,856)	5,8%
Taxes other than income tax	(45)	(45)	0,0%	(186)	(187)	-0,5%

Gross operating result before aircraft operating lease costs	362	379	-4,5%	1,776	1,992	-10,8%

Gross operating result	254	256	-0,8%	1,318	1,470	-10,3%

Charge to depreciation/amortization, net	(297)	(297)	0,0%	(1,184)	(1,195)	-0,9%
Charge to operating provisions, net	(7)	(90)	-92,2%	(46)	(115)	-60,0%
Other income and charges, net	34	(10)	-440,0%	44	2	2100,0%

Total operating charges	(3,028)	(3,141)	-3,6%	(12,205)	(12,525)	-2,6%

E.B.I.T	(16)	(141)	-88,7%	132	162	-18,5%

Gain on disposal of flight equipment, net	6	10	-40,0%	7	30	-76,7%

Operating income	(10)	(131)	-92,4%	139	192	-27,6%

Restructuring costs	(5)	0	N.A.	(22)	(13)	69,2%
Financial income	9	12	-25,0%	38	50	-24,0%
Financial expenses	(34)	(42)	-19,0%	(139)	(161)	-13,7%
Foreign exchange gain (loss)	3	6	-50,0%	35	62	-43,5%
Net (charge) release to provisions	(8)	(13)	-38,5%	6	(36)	-116,7%
Net financial charges	(30)	(37)	-18,9%	(60)	(85)	-29,4%

Gain on disposals of subsidiaries and affiliates	4	0	N.A.	5	4	25,0%

Pretax income (loss)	(41)	(168)	-75,6%	62	98	-36,7%

Share in net income of equity affiliates	19	(3)	-733,3%	53	29	82,8%
Amortization of goodwill	(4)	(4)	0,0%	(15)	(16)	-6,3%

Income (loss) before income tax and minority interests	(26)	(175)	-85,1%	100	111	-9,9%

Income tax	41	74	-44,6%	(2)	13	-115,4%

Income (loss) before minority interests	15	(101)	-114,9%	98	124	-21,0%

Minority interests	(2)	(2)	0,0%	(5)	(4)	25,0%

NET INCOME (LOSS)	13	(103)	-112,6%	93	120	-22,5%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France

Date: May 19, 2004	By	/s/ Dominique Barbarin

	Name:	Dominique Barbarin
	Title:	Head of Investor Relations